Exhibit 99.1

Execution Version

CREDIT AGREEMENT

BETWEEN

JAGUAR MINING INC.
(as “Borrower”)

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MINERAÇÃO SERRAS DO OESTE LTDA., MINERAÇÃO TURMALINA LTDA. and MCT MINERAÇÃO LTDA.
(as “Guarantors”)

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GLOBAL RESOURCE FUND
(as “Lender”)

December 17, 2012

2100 Scotia Plaza
40 King Street West, Toronto, Ontario  M5H 3C2

Execution Version

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.01	Definitions	1
1.02	References to Specific Terms	21
1.03	Headings	22
1.04	Internal References	22
1.05	Number and Gender	22
1.06	Calculation of Time	22
1.07	Construction of Terms	22
1.08	English Language Version Governs	22
1.09	Exhibits	22
ARTICLE 2 THE CREDIT FACILITIES		23
2.01	Credit Facility	23
2.02	Purpose of Credit Facility	23
2.03	Non-Revolving Nature of the Credit Facility	23
2.04	Advances	23
2.05	Lender’s Obligations for Advances	23
2.06	Irrevocability	23
ARTICLE 3 DISBURSEMENT CONDITIONS		24
3.01	Conditions Precedent to the Initial Advance	24
3.02	Condition Precedent to Subsequent Advances	26
3.03	Waiver	26
3.04	Failure to Advance	27
ARTICLE 4 PAYMENTS OF INTEREST AND FEES		27
4.01	Interest on the Advance	27
4.02	General Interest Rules	27
4.03	Maximum Interest Rate	27
4.04	Overdue Principal and Interest Obligations	28
4.05	Standby Fees	28
4.06	Upfront Fees	28
4.07	Advance Fees	29
ARTICLE 5 REPAYMENTS		30
5.01	Mandatory Repayment of Principal	30
5.02	Voluntary Repayments	30
5.03	Mandatory Repayments on Additional Equity Financings	30
5.04	Mandatory Repayment on Dispositions	30
5.05	Mandatory Repayments from Proceeds of Insurance	30
5.06	Place of Payment	30
5.07	Account of Record	31
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF THE BORROWER		31
6.01	Representations and Warranties	31
6.02	Existence and Qualification	31

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6.03	Power and Authority	31
6.04	Execution, Delivery	32
6.05	Credit Documents Comply with Applicable Law, Organizational Documents and Contractual Obligations	32
6.06	Consent Respecting Credit Documents	32
6.07	Enforceable Obligations	32
6.08	Taxes and Tax Returns	32
6.09	Accounts	33
6.10	Accounts Receivable	33
6.11	Judgments, Etc.	33
6.12	Absence of Litigation	33
6.13	Debt	34
6.14	Non Arm’s Length Transactions	34
6.15	Ownership	34
6.16	Insurance	35
6.17	Licensors, Suppliers, Distributors and Customers	35
6.18	No Employee Disputes	36
6.19	Labour Relations	36
6.20	Compliance with Law	36
6.21	No Event of Default or Pending Event of Default	36
6.22	Corporate Structure	37
6.23	Relevant Jurisdictions	37
6.24	Computer Software	37
6.25	Intellectual Property Rights	38
6.26	Contracts and Licences	38
6.27	Fiscal Year	38
6.28	Financial Information	39
6.29	No Material Adverse Effect	39
6.30	Environmental	39
6.31	Employee Welfare and Pension Plans	40
6.32	Powers-of-Attorney	40
6.33	Full Disclosure	40
6.34	Issued Shares	40
ARTICLE 7 REPRESENTATIONS AND WARRANTIES OF THE LENDER		41
7.01	Representations and Warranties	41
7.02	Accredited Investor	41
7.03	No Offering Document	42
7.04	Not a Shareholder	42
ARTICLE 8 COVENANTS		42
8.01	Covenants	42
8.02	Conduct of Business, Maintenance of Existence, Compliance with Law	42
8.03	Access to Information	42
8.04	Obligations and Taxes	43
8.05	Use of Credit Facilities	43
8.06	Insurance	43
8.07	Notices	44

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8.08	Environmental Compliance	44
8.09	Maintenance of Property	45
8.10	Landlord Consents and Non-Disturbance Agreements	45
8.11	Consents re Material Contracts	46
8.12	Pension Plans	46
8.13	Notification of Changes to Schedules of the Disclosure Letter	46
8.14	Quarterly Reports	46
8.15	Annual Reports	46
8.16	Annual Business Plan	47
8.17	Other Information	47
8.18	Disposition of Property	47
8.19	No Consolidation, Amalgamation, etc.	47
8.20	No Change of Name	48
8.21	No Debt	48
8.22	No Investments	48
8.23	No Financial Assistance	48
8.24	No Distributions	48
8.25	No Encumbrances	49
8.26	No Change to Year End	49
8.27	No Continuance	49
8.28	Location of Assets in Other Jurisdictions	49
8.29	Restrictions on Business Activities	49
8.30	Financial Instruments	49
8.31	Amendments to Organizational Documents	49
8.32	Amendments to Other Material Contracts and Material Licences	50
8.33	No New Subsidiaries	50
8.34	Accounts	50
8.35	Mineral Rights	50
8.36	Issued Shares	51
8.37	Non-Arm’s Length Transactions	52
8.38	Prepayment of Other Debt	52
ARTICLE 9 SECURITY		53
9.01	Form of Security	53
9.02	After Acquired Property and Further Assurances	54
9.03	Registration	55
9.04	Release of Security	55
ARTICLE 10 DEFAULT		55
10.01	Events of Default	55
10.02	Acceleration and Termination of Rights	57
10.03	Remedies Cumulative	58
10.04	Saving	58
10.05	Perform Obligations	58
10.06	Third Parties	58
10.07	Set-Off or Compensation	58
10.08	Application of Payments	59

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ARTICLE 11 COSTS, EXPENSES AND INDEMNIFICATION		59
11.01	Costs and Expenses	59
11.02	Specific Third Party Claim Indemnification	60
ARTICLE 12 TAXES, CHANGE OF CIRCUMSTANCES		61
12.01	Change in Law	61
12.02	Taxes	62
ARTICLE 13 SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS		63
13.01	Binding Effect	63
13.02	Assignment	63
13.03	Participations	65
ARTICLE 14 EXCHANGE AND CONFIDENTIALITY OF INFORMATION		65
14.01	Confidentiality and Disclosure of Information	65
ARTICLE 15 GENERAL PROVISIONS		66
15.01	Entire Agreement	66
15.02	Further Assurances	66
15.03	Amendment	66
15.04	Conflict of Terms	66
15.05	No Partnership	67
15.06	Notice	67
15.07	Remedies Cumulative	68
15.08	Non-Merger	68
15.09	Survival	68
15.10	Severability	68
15.11	Waiver	68
15.12	Governing Law	68
15.13	Submission to Jurisdiction	69
15.14	Judgment Currency	69
15.15	Waiver of Jury Trial	69
15.16	Counterparts	70
15.17	Effective Date	70
Exhibit 1	Repayment Notice	3
Exhibit 3	Notice of Request for Advance	4
Exhibit 4	Security Not Required for the Initial Advance	5

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Execution Version

CREDIT AGREEMENT

THIS AGREEMENT is made as of December 17, 2012,

B E T W E E N:

Jaguar Mining Inc., a corporation incorporated under the laws of Ontario (the “Borrower”)

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Mineração Serras do Oeste Ltda., a corporation incorporated under the laws of Brazil (“MSOL”)

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Mineração Turmalina Ltda., a corporation incorporated under the laws of Brazil (“MTL”)

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MCT Mineração Ltda., a corporation incorporated under the laws of Brazil (“MCT” and collectively with MSOL and MTL, the “Guarantors”)

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Global Resource Fund, domiciled in the Cayman Islands (the “Lender”).

The Parties agree as follows:

Article 1
INTERPRETATION

1.01	Definitions

In this Agreement unless something in the subject matter or context is inconsistent therewith:

“Accounts Receivable” means any right of a Person to payment for services rendered by it or goods sold by it, that is classified as an account receivable on such Person’s financial statements in accordance with Applicable Accounting Standards;

“Additional Compensation” has the meaning ascribed to that term in Section 12.01(a);

“Additional Equity Financing” means any transaction or series of transactions pursuant to which any Person or group of Persons (other than another Obligor) acquires or purchases any Equity Interest or investment in any one or more of the Obligors, or any Subsidiary of any of the Obligors, or enters into or is granted any right, option or agreement with respect to any such transaction;

“Advance” means a borrowing hereunder by the Borrower;

“Advance Date” means any date an Advance is to be made hereunder;

“Affiliate” of a Person means any other Person which, directly or indirectly, Controls or is Controlled by or is under common Control with the first Person and for greater certainty includes a directly or indirectly held Subsidiary of any of the Obligors;

“Agreement” means this Agreement, including all exhibits hereto, as amended, revised, replaced, supplemented or restated from time to time;

“Annual Business Plan” means the annual business plan of the Borrower, prepared on a consolidated and unconsolidated basis, with detailed financial projections and budgets on a month to month basis for the following Fiscal Year, in each case consisting of a statement of cash flow and proposed Capital Expenditures for such year;

“Applicable Accounting Standards” means those accounting standards that the Borrower is required to comply with pursuant to the CICA Handbook which, at this time is International Financial Reporting Standards;

“Applicable Law” means, in respect of a Person, property, transaction or event, as applicable, any Law relating or applicable to that Person, property, transaction or event, including any interpretation of Law by any Governmental Authority applicable to and binding on such Person or its Property;

“Applicable Order” means any applicable domestic or foreign order, judgment, award or decree of any Governmental Authority applicable to and binding on such Person and its Property;

“Applicable Securities Laws” means, collectively, the applicable securities laws of each of the Reporting Provinces, their respective regulations, rulings, rules, orders and prescribed forms thereunder, the applicable published policy statements issued by the securities commissions in such Reporting Provinces, and the applicable rules and policies of the TSX and the NYSE;

“Arm’s Length” has the meaning ascribed to that term in the definition of “Non-Arm’s Length”;

“Associate” means an “associate” as defined in the Business Corporations Act (Ontario);

“Borrower” has the meaning ascribed to that term in the first paragraph of this Agreement, and includes it successors and assigns;

“Borrower’s Counsel” means the firm of Davies Ward Phillips & Vineberg LLP, Ontario counsel to the Obligors, Azevedo Sette Advogados, Brazilian counsel to the Obligors, or such other firm of legal counsel as the Borrower may from time to time designate;

“Bradesco Loans” means indebtedness, obligations and liabilities arising under:

(a)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #000107044864 dated August 20, 2012 between Banco Bradesco S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(b)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #000101172414 dated November 25, 2011 between Banco Bradesco S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(c)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #000101172415 dated November 25, 2011 between Banco Bradesco S.A. and MTL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(d)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #000103559853 dated March 14, 2012 between Banco Bradesco S.A. and MTL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(e)
the Export Financing Note (Nota de Crédito à Exportação) #081001795 issued by MSOL in favour of Banco Bradesco S.A. on August 26, 2010, as such certificate may be amended, revised, replaced, supplemented or restated from time to time;

(f)
the Financing Agreement (Cédula de Crédito Bancário - Finame) #0758455-5 dated June 2, 2010 between Banco Bradesco S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(g)
the Financing Agreement (Cédula de Crédito Bancário - Finame) #0759536-0 dated June 11, 2010 between Banco Bradesco S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time; and

(h)
the Derivatives Management Agreement (Instrumento Particular de Gerência de Derivativos) dated October 2, 2012 between Banco Bradesco S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

“Brazilian Bank Loans” means, collectively, the Bradesco Loans, Itaú Loans and the Safra Loan;

“Business” means the business of a mining company engaged in the production, and in the acquisition, exploration, development and operation of properties, in Brazil that produce gold and other mineral by-products, and all business or activities in any way related or ancillary thereto or necessary or desirable to permit any Obligor to engage in the above described activities;

“Business Day” means any day excluding Saturday, Sunday and any other day which is a statutory holiday in Toronto, Ontario, Concord, New Hampshire or the State of Minas Gerais, Brazil.  Unless otherwise expressly provided for in this Agreement, if any payment or calculation is to be made under, or any other action is to be taken in accordance with, this Agreement on or as of a day that is not a Business Day, that payment or calculation is to be made, and that other action is to be taken, as applicable, on or as of the next day that is a Business Day;

“Capital Expenditures” means, for any period, any expenditure made by any Person, on a consolidated basis, for the purchase, acquisition, erection, development, improvement, construction, repair or replacement of capital assets, and any expenditure related to a Capital Lease, all as determined in accordance with Applicable Accounting Standards;

“Capital Lease” means any lease which should be treated as a capital lease under Applicable Accounting Standards;

“Capital Reorganization” means any change in the issued and outstanding Equity Interests of a Person involving the reclassification of such Equity Interests or the conversion of such Equity Interests into, or exchange of such Equity Interests for, cash, securities or other Property;

“Change of Control” means the acquisition, directly or indirectly, by any means whatsoever, by any Person, or group of Persons acting jointly or in concert (collectively, an “offeror”), of beneficial ownership of, or the power to exercise control or direction over, or securities convertible or exchangeable into, any securities of the Borrower carrying in the aggregate (assuming the exercise of all such conversion or exchange rights in favour of the offeror) more than 50% of the aggregate votes represented by the voting stock then issued and outstanding or otherwise entitling the offeror to elect a majority of the board of directors of the Borrower;

“Closing Date” means the date of the Initial Advance;

“Commodity Hedging Agreement” means any agreement constituting an Eligible Financial Contract under the regulations issued under the Bankruptcy and Insolvency Act (Canada) for the making or taking of delivery of any commodity, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower where the subject matter of the same is any commodity or price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity;

“Contingent Obligation” means, in respect of any Person, any obligation, whether secured or unsecured, of that Person guaranteeing, or in effect guaranteeing, any Debt (the “primary obligations”) of any other Person;

“Control” (including with correlative meanings the terms “controlled by” and “under common control with”) in respect of a corporation has the meaning given thereto in the Business Corporations Act (Ontario) and in respect of any other Person means the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of shares or voting interests or by contract or otherwise;

“Control Person” has the meaning given thereto in the Securities Act (Ontario);

“Credit Documents” means this Agreement, the Security, and all other documents, certificates and instruments at any time during the term of this Agreement executed and delivered by an Obligor to the Lender pursuant hereto, as the same may be modified, amended, extended, restated or supplemented from time to time and “Credit Document” shall mean any one of the Credit Documents;

“Credit Facility” has the meaning given thereto in Section 2.01;

“Currency Hedging Agreement” means any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time;

“Debt” means, with respect to any Person, at any time, without duplication:

(a)
indebtedness in respect of borrowed money, including, for greater certainty, principal, interest, fees and expenses relating thereto, or for the deferred purchase price of Property or services, or an indebtedness which is evidenced by a note, bond, debenture or any other similar instrument;

(b)	a transfer of Property with recourse or with an obligation to repurchase, to the extent of that Person’s liability;

(c)
indebtedness secured by any Encumbrance on any of that Person’s Property to the extent attributable to that Person’s respective interest in such Property, even though it has not assumed or become liable for its payment;

(d)	the principal component of a Capital Lease obligation;

(e)	reimbursement obligations arising in connection with bankers’ acceptances, letters of credit or letters of guarantee;

(f)	a Contingent Obligation to the extent that the primary obligation guaranteed is not otherwise classified as a liability on that Person’s consolidated balance sheet; or

(g)
the aggregate amount at which any shares in that Person’s capital which are redeemable or retractable at the option of the holder of such shares (except where the holder is that Person) may be redeemed or retracted;

provided, however, that there shall not be included for the purpose of this definition any item which is on account of:

(h)	reserves for deferred taxes or general contingencies; or

(i)
any trade account payable and accrued liability (including deferred revenues and taxes payable) incurred in the ordinary course of business, except to the extent any such trade account payable or accrued liability remains unpaid and undisputed for more than the greater of 120 days after the date of the invoice received in relation thereto and the time period within which an Obligor has customarily paid such trade account payable and accrued liability or a responsible person in the jurisdiction in which such Obligor carries on business customary would pay such trade account payable and accrued liability;

“Disclosure Letter” means the letter provided to the Lender by the Obligors on the Closing Date containing the disclosure contemplated by this Agreement;

“Disposition” means any sale, assignment, transfer, conveyance, lease, license or other disposition of any right, title or interest in or to any Property, other than Recoverable Taxes, and the verb “Dispose” shall have a correlative meaning;

“Distribution” means, with respect to any Person, any payment, directly or indirectly, by that Person:

(a)	of any dividends on any of its Equity Interests;

(b)	on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Interests;

(c)	of any other distribution in respect of any of its Equity Interests of, or on account of, profit participating notes or similar instruments; or

(d)
of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to any Affiliate of such Person or to any director or officer of such Person or Affiliate of such Person, or to any Person not dealing at Arm’s Length with such first Person, Affiliate of such Person, or any director or officer of the foregoing;

“Encumbrance” means, in respect of any Person, any mortgage, debenture, pledge, hypothec, lien, charge, encumbrance, assignment by way of security, hypothecation or security interest granted by that Person or arising by operation of law, in respect of any of that Person’s Property, or any consignment or Capital Lease of Property by that Person as consignee or lessee or any other security agreement, trust or arrangement intended by such Person to have the effect of granting security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings;

“Event of Default” has the meaning ascribed to that term in Section 10.01;

“Equity Interests” means, with respect to any Person, all shares, interests, units, partnership, membership or other interests, participations or other equivalent rights in the Person’s equity or capital, however designated, whether voting or non-voting, whether now outstanding or issued after the date of this Agreement, together with warrants, options or other rights to acquire any such equity interests of such Person and securities convertible into or exchangeable for any such equity interests of such Person;

“Excluded Taxes” means with respect to the Lender (i) Taxes imposed on or measured by its net income or capital, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which the Lender is organized or in which its principal office is located or in which its applicable lending office is located, (ii) any branch profits Taxes or any similar Tax imposed by any jurisdiction in which the Lender is located, (iii) any withholding Tax that is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Credit Documents to the Lender because of the Lender’s failure or inability to comply with Section 12.02(b), and (iv) any Taxes imposed as a result of the Lender not dealing at arm’s length with an Obligor for the purposes of the ITA or the Lender being a “specified shareholder” (as defined in subsection 18(5) of the ITA) of an Obligor or a person that does not deal at arm’s length with any such specified shareholder;

“Financial Assistance” means, without duplication and with respect to any Person, all loans granted by that Person and Contingent Obligations incurred by that Person for the purpose of, or having the intended effect of, providing financial assistance to another Person or Persons, including, without limitation, letters of guarantee, letters of credit, legally binding comfort letters or indemnities issued in connection with them, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business), obligations to purchase assets regardless of the delivery or non-delivery of those assets and obligations to make advances or otherwise provide financial assistance to any other entity, and for greater certainty “Financial Assistance” shall include any guarantee of any third party lease obligations;

“Financial Instrument” means any Interest Hedging Agreement, Currency Hedging Agreement or Commodity Hedging Agreement;

“Fiscal Quarter” means each quarterly accounting period of the Borrower ending respectively on March 31, June 30, September 30 or December 31 in each Fiscal Year;

“Fiscal Year” means the fiscal year of the Borrower ending on December 31st in each calendar year;

“Governmental Authority” means the government of Canada or Brazil or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, the Superintendent of Financial Institutions, the Brazilian Department of Mineral Production (DNPM), the Brazilian Central Bank, Brazilian public registries, or other comparable authority or agency;

“Guarantors” means MSOL, MTL, and MCT, and “Guarantor” means any one of them and their successors and assigns;

“Hazardous Substance” means any substance, product, waste, pollutant, chemical, contaminant, dangerous good, ozone-depleting substance, or other material, including any constituent of any of them, which is or becomes listed, regulated, or addressed under any Requirements of Environmental Law, including, without limitation, asbestos, petroleum and polychlorinated biphenyls;

“Indemnified Taxes” means Taxes other than Excluded Taxes;

“Information” has the meaning ascribed to that term in Section 14.01(a);

“Initial Advance” means the first Advance made by the Lender hereunder;

“Insolvency Legislation” means the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada), the United States Bankruptcy Code, Brazilian Federal Act (Lei Federal) No. 11101/2005, or any other applicable bankruptcy, insolvency or analogous laws in any jurisdiction;

“Intellectual Property” means, in whatever format, all registered and unregistered domestic and foreign patents, patent applications, inventions upon which patent applications have not yet been filed, service marks, trade names, trademarks, trade mark registrations and applications, logos, copyright works, copyright registrations and applications, trade secrets, formulae, technology, designs, processes, software, software applications, franchises, know-how, domain names, uniform resource locators (URLs) and other intellectual property rights;

“Inter-Corporate Debt” means all Debt owed by any Obligor to another Obligor;

"Inter-Corporate Security" means all security held from time to time by an Obligor securing or intended to secure directly or indirectly repayment of Inter-Corporate Debt owed to such Obligor;

“Interest Hedging Agreement” means any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into by the Borrower where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

“Interest Payment Date” means the 28th day of each calendar month and the Maturity Date, provided that when the 28th day of a calendar month is not a Business Day, the Interest Payment Date shall be the Business Day preceding the 28th day of such calendar month;

“International Financial Reporting Standards” means the rules and guidelines established by the International Accounting Standards Board for standardizing the preparation of financial statements;

“Investment” in any Person means any direct or indirect

(a)	acquisition of any Equity Interests of such Person; or

(b)	acquisition, by purchase or otherwise, of all or substantially all of the business, assets or stock or other evidence of beneficial ownership of that Person;

“Issued Shares” means those common shares of the Borrower issued to the Lender from time to time pursuant hereto;

“ITA” means the Income Tax Act (Canada) and the regulations promulgated thereunder;

“Itaú Loans” means indebtedness, obligations or liabilities arising under:

(a)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #109826269 dated December 14, 2012 between Itaú BBA S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(b)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #103546478 dated March 14, 2012 between Itaú BBA S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(c)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #107271320 dated August 29, 2012 between Itaú BBA S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(d)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #105306243 dated June 5, 2012 between Itaú BBA S.A. and MSOL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(e)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #107272078 dated August 29, 2012 between Itaú BBA S.A. and MTL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(f)
the Advance Against Exchange Agreement (Adiantamento Contra Câmbio) #109826333 dated December 14, 2012 between Itaú BBA S.A. and MTL, as such agreement may be amended, revised, replaced, supplemented or restated from time to time;

(g)
the Export Financing Certificate (Cédula de Crédito à Exportação) #5709100 issued by MSOL in favour of Itaú S.A. on May 6, 2010, as such certificate may be amended, revised, replaced, supplemented or restated from time to time;

(h)
the Export Financing Certificate (Cédula de Crédito à Exportação) #6603104 issued by MSOL in favour of Itaú S.A. on July 22, 2010, as such certificate may be amended, revised, replaced, supplemented or restated from time to time;

(i)
the Export Financing Certificate (Cédula de Crédito à Exportação) #5707104 issued by MTL in favour of Itaú S.A. on May 6, 2010, as such certificate may be amended, revised, replaced, supplemented or restated from time to time;

(j)
the Export Financing Certificate (Cédula de Crédito à Exportação) #8089104 issued by MSOL in favour of Itaú S.A. on November 22, 2010, as such certificate may be amended, revised, replaced, supplemented or restated from time to time;

(k)
the Export Financing Certificate (Cédula de Crédito à Exportação) #7221104 issued by MSOL in favour of Itaú S.A. on September 8, 2010, as such certificate may be amended, revised, replaced, supplemented or restated from time to time; and

(l)
the Agreement for Execution of Derivatives Operations (Convênio para Celebração de Operações de Derivativos) #5023 between Itaú BBA S.A. and MSOL dated October 9, 2012, as such convention may be amended, revised, replaced, supplemented or restated from time to time;

“Law” means all laws, (including the common law), by-laws, ordinances, rules, statutes, regulations, treaties, orders, rules, judgments and decrees, and all official directives, guidelines and other requirements of any Governmental Authority having the force of law or which are nonetheless binding on a Person and its Property;

“Lender” has the meaning ascribed to that term in the first paragraph of this Agreement, and includes its successors and assigns;

“Lender’s Counsel” means the firm of Cassels Brock & Blackwell LLP or any other firm of legal counsel that the Lender may from time to time designate;

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, operations, properties, assets and condition (financial or otherwise) of the Obligors, taken as a whole;

(b)
the legality, validity or enforceability of any of this Agreement or the Security, including the validity, enforceability, perfection or priority of any Encumbrance created or intended to be created under any of the Security; or

(c)
the right, entitlement or ability of any Obligor to pay or perform any of its Obligations under any of the Credit Documents which would reasonably be considered material having regard to the Obligors as a whole;

provided, however, that the acceleration of, or the requirement to repay, or any actual repayment of, any of the Brazilian Bank Loans, where any Advance remains outstanding, or the exercise of any of the rights or remedies that may be available in connection therewith, shall not be considered to have a material adverse effect with respect to any of the aforesaid;

“Material Contract” means any written agreement, which provides for annual expenditures or annual receipts by that Obligor of an amount greater than $1,000,000 (or the equivalent in Brazilian reais), which has a term of more than one year (or a lesser term with rights of renewal that, if renewed, would result in a term of more than one year), which materially affects the business, operations or assets of an Obligor, including without limitation, the Business and which cannot be readily replaced on more favourable or like terms within a reasonable period of time;

“Material Licence” means (i) any licence, franchise, permit or approval issued by any Governmental Authority to an Obligor, and for which the breach, non-performance or cancellation of which would reasonably be expected to have a Material Adverse Effect, and (ii) all Mineral Rights of an Obligor;

“Maturity Date” means the date that is 18 months following the Closing Date;

“MCT” has the meaning ascribed to that term in the first paragraph of this Agreement, and includes it successors and assigns;

“Mineral Rights” means mineral rights, including mining concessions, exploration rights and other related rights;

“MSOL” has the meaning ascribed to that term in the first paragraph of this Agreement, and includes it successors and assigns;

“MTL” has the meaning ascribed to that term in the first paragraph of this Agreement, and includes it successors and assigns;

“Net Proceeds” means, with respect to any Disposition, the aggregate fair market value of proceeds of that Disposition (whether such proceeds are in the form of cash or other Property or part cash and part other Property) net of liabilities for Taxes accruing in connection with such Disposition and bona fide out-of-pocket transaction costs and expenses incurred in connection with such Disposition;

“Non-Arm’s Length” and similar phrases have the meaning attributed thereto for the purposes of the ITA, and “Arm’s Length” shall have the opposite meaning;

“Notice of Request for Advance” means a notice in the form attached hereto as 0;

“NYSE” means the New York Stock Exchange;

“Obligations” means, with respect to an Obligor, all of that Obligor’s present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to the Lender under the Credit Documents;

“Obligors” means, collectively, the Borrower and Guarantors and their respective successors and assigns and “Obligor” means any one of them;

“Operating Projects” means the mineral projects at the Turmalina, Paciência and Caeté mining complexes;

“Organizational Documents” means, with respect to any Person, that Person’s articles of incorporation, articles of association or other charter documents, by-laws, unanimous shareholder agreement, partnership agreement, and any and all other similar formative agreements, documents and instruments integral to that Person’s existence;

“Parties” means the Borrower, the Guarantors, the Lender and any other Person that may become a party to this Agreement;

“Pending Event of Default” means an event which, but for the giving of notice, lapse of time, the failure to cure, or any combination of the foregoing, would constitute an “Event of Default”;

 “Pension Plan” means:

(a)
a “pension plan” or “plan” which is subject to the Pension Benefits Act (Ontario), the ITA, or applicable pension benefits legislation in any other Canadian jurisdiction which is applicable to an Obligor’s employees working in Canada; or

(b)	any foreign employer sponsored or established pension plan or similar arrangement applicable to an Obligor’s employees in countries other than Canada, but

(c)	excluding all such plans mandated and administered by a Government Authority;

“Permitted Debt” means:

(a)	Debt under this Agreement;

(b)	Debt secured by PMSIs created, incurred or assumed after the date of this Agreement to finance the acquisition of Property;

(c)
the Debt listed in Schedule 1 of the Disclosure Letter, or the renewal, extension or replacement thereof provided any such renewal does not increase the principal amount owing thereunder beyond that listed in Schedule 1 of the Disclosure Letter;

(d)	the Permitted Inter-Corporate Debt;

(e)
Debt not exceeding $100,000 (or the equivalent in Brazilian reais) in any individual instance or $500,000 (or the equivalent in Brazilian reais) in the aggregate for all Obligors provided there are no Encumbrances in support of such Debt;

(f)	Debt comprised of Financial Assistance permitted by this Agreement; and

(g)	Debt consented to in writing by the Lender from time to time;

“Permitted Distributions” means:

(a)	all cash amounts, equity distributions and dividends paid by an Obligor to another Obligor;

(b)
salaries, fees and bonuses payable in cash or Equity Interests of the Borrower for senior management, employees and consultants paid either (1) in the ordinary course of business; (2) paid pursuant to an employment agreement; or (3) as the same may have been approved by the Borrower’s board of directors or any compensation policy adopted by the Borrower’s board of directors;

(c)	routine employee benefits consistent with past practice;

(d)	director fees and expenses payable in cash or Equity Interests of the Borrower;

(e)	fees and expenses, determined on an Arm’s Length basis, for services provided by an Affiliate of an Obligor to an Obligor in the ordinary course of business; and

(f)	Distributions not exceeding $100,000 (or the equivalent in Brazilian reais) in any individual instance and $500,000 (or the equivalent in Brazilian reais) in the aggregate for all Obligors;

“Permitted Encumbrances” means, with respect to any Person:

(a)
Encumbrances for taxes, rates, assessments or other governmental charges or levies not yet due, or for which instalments have been paid based on reasonable estimates pending final assessments, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(b)
(i) deemed Encumbrances and trusts arising by operation of Law (ii) or pledges of deposits in connection with workers’ compensation, employment insurance and other social security legislation, in each case, which secure obligations not at the time due or delinquent or, if due or delinquent, the validity of which is being contested diligently and in good faith by the appropriate proceedings by that Person;

(c)
Encumbrances under or pursuant to any judgment or award rendered, or claim filed, against that Person, the time for the appeal or petition for rehearing of which shall not have expired, or which is being contested diligently and in good faith by the appropriate proceedings by that Person or which such Person shall diligently and in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(d)
undetermined or inchoate Encumbrances, charges, rights of distress, privileges, statutory Encumbrances, adverse claims or Encumbrances of any nature whatsoever incidental to construction or current operations which have not at such time been filed or exercised, or which relate to obligations not due or payable, or if due or payable, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(e)
licences, easements, rights-of-way, servitudes or other similar rights in land (including, without limitation, licences, easements, rights-of-way, servitudes and other similar rights in land for railways, sidewalks, public ways, sewers, drains, gas and oil and other pipelines, gas, steam and water mains or electric light and power, or telephone and telegraph conduits, poles, wires and cables) which individually or in the aggregate do not materially impair the use of the affected land for the purpose for which such land is held by that Person, taken as a whole;

(f)
the right reserved to, or vested in, any Governmental Authority under the terms of any lease, licence, concession, franchise, grant or permit acquired by that Person, or under any statutory provision, to terminate any such lease, licence, concession, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)
Encumbrances or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, such liens or covenants do not materially impair the use of the lands in the operations of that Person;

(h)
any carrier’s, warehouseman’s, builder’s, mechanic’s, garageman’s, labourer’s or materialman’s Encumbrances or other similar Encumbrances arising in the ordinary course of business or out of the construction or improvement of any land or arising out of the furnishing of materials or supplies, provided that such Encumbrances secure monies not at the time due or delinquent or, if due or delinquent, the validity of which is being contested diligently and in good faith by the appropriate proceedings by that Person;

(i)
in respect of any land, any defects or irregularities in the title to such land which are of a minor nature and which, individually or in the aggregate, will not materially impair the use of such land for the purposes for which such land is held by that Person;

(j)
security given by that Person to a public utility or any Governmental Authority when required by such public utility or Governmental Authority in connection with the operations of such Person, all in the ordinary course of its business which individually or in the aggregate do not materially impair its use in the operation of the business of that Person, taken as a whole;

(k)	the Security;

(l)	the Inter-Corporate Security provided the same has been assigned to the Lender pursuant to the Security;

(m)	any operating lease entered into in the ordinary course of business;

(n)
Encumbrances on cash or securities and bankers’ liens, rights of set off and other similar Encumbrances existing solely with respect to such cash and securities on deposit in one or more accounts maintained by that Person, or delivered by that Person to a secured party, granted in the ordinary course of business securing amounts with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements or securing Permitted Hedging Arrangements;

(o)	PMSIs that secure Permitted Debt;

(p)
landlords’ liens or any other rights of distress reserved in or exercisable under any lease of real property for rent and for compliance with the terms of such lease; provided that such lien does not attach generally to all or substantially all of the Property of that Person;

(q)
Encumbrances on cash deposits or securities (other than Equity Interests of an Obligor) provided in the ordinary course of business to secure performance of (i) contracts related to the development or operation of a mine, mining concessions and environmental reclamation obligations, (ii) surety bonds, performance bonds related to the development or operation of a mine and other obligations of a like nature or (iii) leases of real property to which that Person is a party;

(r)
rights and interests created by notice by any department of highways or similar authorities with respect to proposed highways and which do not materially impair the operation of the business of that Person;

(s)
lis pendens that may be registered against any real property or interest therein of that Person in respect of any action or proceeding against that Person or in which it is a defendant but with respect to which action or proceeding, no judgment, award or attachment against that Person has been grated or made and which that Person is defending diligently and in good faith;

(t)	the Encumbrances described in Schedule 2 of the Disclosure Letter;

(u)	any other Encumbrances as agreed to in writing by the Lender; and

(v)
any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any security interest referred to in the preceding subparagraphs (a) to (t) inclusive of this definition, so long as any such extension, renewal or replacement of such security interest is limited to all or any part of the same Property that secured the security interest extended, renewed or replaced (plus improvements on such Property) and the indebtedness or obligation secured thereby is not increased;

“Permitted Hedging Arrangement” means a Financial Instrument entered into by an Obligor which is entered into in the ordinary course of business and exclusively for the purpose of mitigating risk and not for speculative purposes (without regard to whether such Financial Instrument satisfies the requirement of Applicable Accounting Standards to plan, allocate or document such arrangements in order to qualify for hedge accounting treatment); provided that entering into such Financial Instrument has been approved by the Borrower’s board of directors or is consistent with the Borrower’s board of directors approved hedging policy;

“Permitted Inter-Corporate Debt” means the Inter-Corporate Debt owed between the Obligors as of the date of this Agreement, as set out in Schedule 3 of the Disclosure Letter, together with any additional Inter-Corporate Debt as may be incurred from time to time on and after the Closing Date, provided that in all cases such Debt has been assigned to the Lender as Security;

“Person” is to be broadly interpreted and includes an individual, a corporation, an incorporated association, an incorporated syndicate, any other incorporated organization; a partnership, a trust, an unincorporated association, an unincorporated syndicate, an unincorporated organization, a trustee, an executor, an administrator, any other legal representative, a joint venture, and any other Governmental Authority;

“Priority Encumbrances” means the following:

(a)	security provided in respect of Permitted Debt described on Schedule 1 of the Disclosure Letter as “Priority Debt” and in the form described therein; and

(b)	those Encumbrances specified in paragraphs (a), (b), (c), (d), (e), (f), (g), (i), (j), (n), (o), (p), (q) and (t) of the definition of Permitted Encumbrances;

“Property” means, with respect to any Person, all or any portion of that Person’s undertaking, property and assets, both real and personal, including, for greater certainty, Equity Interests;

“PMSI” means an Encumbrance created by the Borrower securing Debt incurred to finance the acquisition of Property, provided that:

(a)	it is created in connection with or for the purpose of the acquisition of such Property;

(b)	it does not at any time encumber any Property other than the Property financed by such Debt and proceeds thereof;

(c)	the amount of Debt secured by it is not increased subsequent to that acquisition; and

(d)
the principal amount of Debt secured by it at no time exceeds (i) 100% of the original purchase price of that Property at the time it was acquired, and for the purposes of this definition the term “acquisition” shall include a Capital Lease, and the term “acquire” shall have a corresponding meaning;

“Rate of Exchange” means the Bank of Canada noon spot rate of exchange available to Canadian chartered banks for the relevant date.

“Real Property Rights” has the meaning given thereto in Section 6.15;

“Recoverable Taxes” means all taxes, fees or contributions (tributos) that. once paid by a taxpayer as a result of any transaction, generate tax credits (créditos fiscais) that can be offset against other taxes, refunded in cash, sold to third parties, used to purchase any type of Property or recovered by any other means provided by Law, including, but not limited to, tax credits related to Imposto de Renda (IRPJ - income tax), Imposto sobre a Circulação de Mercadorias e Serviços (ICMS - VAT) and Programa de Integração Social and Contribuição para o Financiamento da Seguridade Social (PIS/COFINS - gross revenue tax);

“Relevant Jurisdiction” means, from time to time, with respect to any Person that is granting Security, any province or territory of Canada, any state of the United States, Brazil and its respective states and municipalities, as applicable, or any other country or political subdivision thereof, in which such Person is incorporated or exists under, has its chief executive office or chief place of business, or has Property;

“Repayment Notice” means a notice substantially in the form attached as Exhibit 1;

“Reporting Provinces” means each province of Canada;

“Requirements of Environmental Law” means all Applicable Laws in any jurisdiction in which any Obligor has operations or Property, which relate to environmental or occupational health and safety matters relevant to the Property of any Obligor and the intended uses thereof, including, without limitation, all Law relating to:

(a)	the protection, preservation or remediation of the natural environment (the air, land, surface water or groundwater);

(b)	solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation;

(c)	occupational or public safety and health; and

(d)	Hazardous Substances;

“Safra Loan” means indebtedness, obligations and liabilities arising under the Export Financing Certificate (Cédula de Crédito à Exportação) #1544260 issued by MTL in favour of Banco Safra S.A. on March 5, 2010, as such certificate may be amended, revised, replaced, supplemented or restated from time to time;

“STA” means the Securities Transfer Act, 2006 (Ontario);

“Security” means all security, evidenced by the documents referred to in Article 9 held from time to time by or on behalf of the Lender, securing or intended to secure repayment of the Obligations;

“Senior Officer” means, in respect of any Person, the chairperson, the chief executive officer, the chief operating officer, the chief financial officer, the president, or any vice-president of such Person or any person holding a similar office;

“Subsidiary” means, with respect to a corporation, a subsidiary body corporate as defined in the Business Corporations Act (Ontario) as in effect on the date of this Agreement, and any partnership, joint venture or other organization which is Controlled by the corporation or any Subsidiary of the corporation;

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts and other assessments or reassessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, royalties, duties, deductions, compulsory loans or similar charges in the nature of a tax, together with any instalments, and any interest, fines and penalties, additions to tax or other additional amounts, imposed, assessed, reassessed or collected by any Governmental Authority, whether disputed or not;

“Tax Returns” means all returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed with any Governmental Authority by Applicable Law in respect of Taxes;

“Title Security” means the due registration of the mineral rights pledge agreement with the Brazilian Department of Mineral Production;

“Triggering Disposition” means a singular Disposition by an Obligor that exceeds $500,000 (or the equivalent in Brazilian reais), or a Disposition by an Obligor that, together with all other Dispositions by the Obligors taken as a whole in any 30 day period exceeds $1,000,000 (or the equivalent in Brazilian reais), provided that the following will not be considered a Triggering Disposition: (i) a Disposition of equipment that is replaced with similar equipment of equal or greater value within 90 days of the Disposition, (ii) a Disposition of equipment if such equipment is sold after similar equipment is purchased by an Obligor in Brazil if such purchased equipment enables such Obligor to monetize or use Recoverable Taxes, (iii) a Disposition of Equity Interests of a Guarantor where all or substantially all of the Property of such Guarantor, other than Recoverable Taxes, has been transferred to another Obligor or (iv) the sale of the “raise bore machine” provided that an Obligor contracts for the continued use of such machine;

“TSX” means the Toronto Stock Exchange;

“U.S. Dollars” and “U.S. $” means the lawful money of the United States of America; and

“Welfare Plan” means any medical, health, hospitalization, disability or insurance, or other employee benefit or welfare plan, agreement, or arrangement applicable to employees of an Obligor that is purchased or sponsored by such Obligor, and excluding all such plans mandated and administered by a Government Authority.

1.02	References to Specific Terms

(a)
Accounting Principles. Unless otherwise specified, where the character or amount of any asset or liability, item of revenue, or expense is required to be determined, or any consolidation or other accounting computation is required to be made, that determination or calculation will be made in accordance with Applicable Accounting Standards.  Unless otherwise provided herein, all financial terms used in this Agreement shall be determined in accordance with Applicable Accounting Standards in effect at the date of such determination. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other computation is required to be made for the purpose of this Agreement, such determination or calculation shall be made in accordance with Applicable Accounting Standards applied on a consistent basis, unless otherwise indicated.

(b)
Currency. Unless specified otherwise, all dollar amounts expressed in this Agreement refer to U.S. Dollars, and the equivalent of all such dollar amounts in Brazilian reais, where applicable, shall be based on a fixed exchange rate of US$1 to R$2.0840.

(c)	“Including.” Where this Agreement uses the word “including,” it means “including without limitation,” and where it uses the word “includes,” it means “includes without limitation.”

(d)
“Knowledge.” Where any representation, warranty, or other statement in this Agreement, or in any other document delivered under this Agreement, is expressed by an Obligor to be “to its knowledge,” or is otherwise expressed to be limited in scope to facts or matters known to an Obligor or of which an Obligor is aware, it means (a) the current, actual knowledge of directors and officers of such Obligor and (b) the knowledge that would have come to the attention of any of those directors or officers had they duly investigated the facts related to that statement with, and made reasonable inquiries of, those individuals employed by the Obligors which would reasonably be expected to have knowledge of facts related to that statement.

(e)
Statutes, etc. Unless specified otherwise, any reference in this Agreement to a statute includes the regulations, rules, and policies made under that statute and any provision that amends, supplements, supersedes, or replaces that statute or those regulations, rules, or policies.

(f)
“Permitted Encumbrances.” The inclusion of any reference to “Permitted Encumbrances” in any Credit Document should not be interpreted as an intention on the part of the Lender to subordinate any Encumbrance created by any of the Security to any Permitted Encumbrance.

1.03	Headings

The headings used in this Agreement and its division into articles, sections, exhibits, and other subdivisions do not affect its interpretation.

1.04	Internal References

References in this Agreement to articles, sections, exhibits, and other subdivisions are to those parts of this Agreement.

1.05	Number and Gender

Unless the context requires otherwise, words importing the singular number include the plural and vice versa; words importing gender include all genders.

1.06	Calculation of Time

In this Agreement, a period of days begins at 12:00 am on the first day after the event that began the period and ends at 11:59 p.m. (Toronto, Ontario time) on the last day of the period. If any period of time is to expire, or any action or event is to occur, on a day that is not a Business Day, the period expires, or the action or event is considered to occur, at 11:59 p.m. (Toronto, Ontario time) on the next Business Day.

1.07	Construction of Terms

The Parties have each participated in settling the terms of this Agreement. Any rule of legal interpretation to the effect that any ambiguity is to be resolved against the drafting party will not apply in interpreting this Agreement.

1.08	English Language Version Governs

In the event of any inconsistency between the English language version of this Agreement and its Portuguese translation, the English language version shall govern.

1.09	Exhibits

The following are the Exhibits annexed hereto and incorporated by reference and deemed to be part hereof:

Exhibit 1	-	Repayment Notice
Exhibit 2	-	Wire Instructions
Exhibit 3	-	Notice of Request for Advance
Exhibit 4	-	Security Not Required for the Initial Advance

Article 2
THE CREDIT FACILITIES

2.01	Credit Facility

Subject to the terms and conditions, and during the term, of this Agreement, the Lender establishes in favour of the Borrower a non-revolving bridge loan facility (the “Credit Facility”) in the principal amount of $30,000,000, which Credit Facility will be made available from and after the date of this Agreement.  The Credit Facility shall terminate in the event the Closing Date does not occur on or before February 15, 2013.

2.02	Purpose of Credit Facility

Advances under the Credit Facility shall only be used for (i) working capital related to the Obligors’ Operating Projects, (ii) day-to-day operations of the Business of the Obligors and (iii) the repayment of the Brazilian Bank Loans as permitted by Section 8.38.

2.03	Non-Revolving Nature of the Credit Facility

The Credit Facility is non-revolving and, accordingly, no principal amounts repaid under the Credit Facility may be re-borrowed and the limit of the Credit Facility will be automatically and permanently reduced by the amount of any principal repayment thereunder.

2.04	Advances

Subject to the terms of this Agreement, the Borrower may request Advances by giving the Lender a Notice of Request for Advance requesting an Advance at least 5 Business Days prior to the proposed Advance Date, except that only one Business Day’s notice shall be required in connection with the Initial Advance.  Each Advance, except the Initial Advance, will be in a minimum principal amount of $2,500,000.  The Initial Advance will be in a principal amount equal to $5,000,000.  There shall be no Advances following the first anniversary following the Closing Date.

2.05	Lender’s Obligations for Advances

Subject to the terms of this Agreement, prior to 1:00 p.m. (Toronto, Ontario time) on the Advance Date specified by the Borrower in a Notice of Request for Advance, the Lender shall make available to the Borrower the full amount so specified in that Notice of Request for Advance.

2.06	Irrevocability

Except as permitted by the Lender in writing, each Notice of Request for Advance given by the Borrower in respect of an Advance is irrevocable and shall oblige the Borrower to complete the Advance on the date specified in that Notice of Request for Advance.

Article 3
DISBURSEMENT CONDITIONS

3.01	Conditions Precedent to the Initial Advance

The obligation of the Lender under this Agreement to make the Initial Advance is subject to, and conditional upon, all of the following conditions precedent being satisfied as at the Closing Date in form and substance satisfactory to the Lender in its sole discretion:

(a)	receipt by the Lender of the following:

(i)	a duly executed copy of this Agreement;

(ii)	a Notice of Request for Advance delivered in accordance with Section 2.04;

(iii)
certified true copies of the Organizational Documents of each Obligor, the resolutions authorizing the execution, delivery and performance of each Obligor’s respective obligations under the Credit Documents and the transactions contemplated by this Agreement and the Credit Documents (with such documents being in the English language in respect of the Borrower and in the Portuguese language in respect of each other Obligor);

(iv)
certificates of status or good standing, as applicable, for the jurisdiction in which each Obligor is incorporated or exists (with such certificates being in the English language in respect of the Borrower and in the Portuguese language in respect of each other Obligor);

(v)
copies, if any, of all required shareholder, regulatory, governmental, and other approvals, necessary in connection with the execution and delivery of the Credit Documents and the consummation of the transactions contemplated by the Credit Documents, certified by a Senior Officer of each of the Obligors to be true and correct and in full force and effect (with such documents being in the English language in respect of the Borrower and in the Portuguese language in respect of each other Obligor);

(vi)
copies of debt instruments evidencing the Permitted Inter-Corporate Debt (with such instruments subject to Ontario law being in the English language and such instruments subject to Brazilian law being in the Portuguese language);

(vii)
copies of any releases, discharges, subordinations and postponements (in registerable form where appropriate) of all Encumbrances affecting the collateral encumbered by the Security which are not Permitted Encumbrances (with such documents subject to Ontario law being in the English language and such instruments subject to Brazilian law being in the Portuguese language);

(viii)
(x) copies of the duly executed Security (along with, where applicable, certificates representing all certificated shares or other securities pledged, together with an endorsement on the certificates or separate stock powers duly executed in blank in accordance with the requirements of the STA) (with such documents subject to Ontario law being in the English language and such documents subject to Brazilian law being in the Portuguese language), (y) evidence of submission for registration, filing and recording of the Security, and (z) evidence of the due registration, filing and recording of the Security in all applicable offices or places of registration in all Relevant Jurisdictions, save and except for confirmation of registration of the Title Security and the Security listed in Exhibit 4 (with such evidence being in the English language in respect of the Borrower and in the Portuguese language in respect of each other Obligor);

(ix)	currently-dated letters of opinion of Borrower’s Counsel that, collectively, encompass all Obligors, in form and substance satisfactory to Lender, acting reasonably;

(x)	if available, copies of certificates of insurance of the Obligors evidencing insurance, all in accordance with Section 8.06;

(xi)	copies of the Obligors’ latest audited and interim financial statements, pro forma models and capitalization tables;

(xii)	executed copies of all other Credit Documents not specifically referenced in this Section 3.01;

(xiii)	evidence that all required permits in respect of the Operating Projects are in effect; and

(xiv)	copies of the Obligors’ latest updated mining plans, reserve reports and operating budgets for the Operating Projects;

(b)
a currently dated certificate of each of the Obligors certifying that the representations and warranties contained in Article 6 (Representations and Warranties) are true and correct as at the Closing Date;

(c)	the Disclosure Letter;

(d)
payment in full of all amounts of reasonable documented out-of-pocket fees and expenses required, under this Agreement, to be paid on or prior to the Closing Date, with such amounts to be deducted on the Closing Date from the amount held in escrow (the “Escrow Amount”) pursuant to an escrow agreement dated November 1, 2012 between the Lender, the Borrower and Cassels Brock & Blackwell LLP (the “Escrow Agreement”); and

(e)
the non-existence of any continuing Event of Default or Pending Event of Default on the Advance Date, including any Event of Default or Pending Event of Default that would result from making the Advance, and delivery to the Lender of a certificate of a Senior Officer of the Borrower certifying that non-existence;

provided that all documents delivered pursuant to this Section 3.01 shall be in full force and effect.

3.02	Condition Precedent to Subsequent Advances

The Lender’s obligation to make any Advance subsequent to the Initial Advance is subject to, and conditional upon, all of the following conditions precedent being satisfied by the Borrower in form and substance satisfactory to the Lender, in its sole discretion:

(a)
confirmation of the due registration, filing and recording of the Title Security and the Security listed in Exhibit 4, in all applicable offices or places in all Relevant Jurisdictions together with confirmatory legal opinions of Borrower’s Counsel in Brazil in respect thereof; provided that such confirmation by the Borrower and such confirmatory legal opinions of the Borrower's Counsel in Brazil have not already been provided in respect of a prior Advance.

(b)	receipt by the Lender of a Notice of Request for Advance as required under Section 2.04 (Advances);

(c)
the non-existence of any continuing Event of Default or Pending Event of Default on the Advance Date, including any Event of Default or Pending Event of Default that would result from making the Advance, and receipt by the Lender of a certificate of a Senior Officer of the Borrower certifying that non-existence; and

(d)	payment of fees in accordance with Section 4.07.

3.03	Waiver

The conditions set forth in Section 3.01 and Section 3.02 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part (with or without terms or conditions) in respect of any Advance, without prejudicing the Lender’s right at any time to assert such conditions in respect of any subsequent Advance.

3.04	Failure to Advance

If, on or before February 15, 2013, the Borrower, for any reason, has not received the proceeds of the Initial Advance, the Lender agrees that the Borrower shall be fully and finally released from its obligations under Section 4.06 to (x) pay to the Borrower an amount equal to $50,000, and (y) issue and deliver to the Lender 450,000 common shares in the capital of the Borrower.  The foregoing release shall in no way limit any claim that the Borrower may have against the Lender on account of damages suffered by the Borrower in the event that  the Borrower has (i) satisfied the conditions set out in Section 3.01 in accordance therewith and (ii) duly requested the Initial Advance in accordance with the terms of Article 2, but the Lender fails to fund the Initial Advance in accordance with its obligations hereunder.

Article 4
PAYMENTS OF INTEREST AND FEES

4.01	Interest on the Advance

(a)	The Borrower shall pay interest on all Advances at a rate per annum equal to 11.0%.

(b)
Interest shall be payable in arrears on each Interest Payment Date. All interest shall accrue day to day for the actual number of days elapsed for the period from and including the date of the Advance to and including the day preceding that Interest Payment Date, and shall be calculated on the principal amount outstanding during that period on the basis of the actual number of days in the relevant calendar year.

4.02	General Interest Rules

All interest payments to be made under this Agreement shall be paid both before and after maturity and before and after default and/or judgment, if any, until payment, and interest shall accrue on overdue interest, if any, compounded on each Interest Payment Date.  In calculating interest or fees payable under this Agreement for any period, unless otherwise specifically stated, the first day of a period will be included and the last day of a period will be excluded.

4.03	Maximum Interest Rate

(a)
In the event that any provision of this Agreement or any other Credit Document would oblige an Obligor to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by Law or would result in a receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada) or other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary as follows:

(i)	firstly, by reducing the amount or rate of interest required to be paid under Section 4.01 of this Agreement; and

(ii)
thereafter by reducing any fees, commissions, premiums and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or other Applicable Law in such order as the Lender may decide.

(b)
If, notwithstanding the provisions of clause (a) of this Section and after giving effect to all adjustments contemplated thereby, the Lender shall have received an amount in excess of the maximum permitted by such clause, then such excess shall be applied by the Lender to the reduction of the principal balance outstanding and not to the payment of interest, or if such excessive interest exceeds such principal balance, such excess shall be refunded to the Borrower.

4.04	Overdue Principal and Interest Obligations

If all or part of any of the Obligations is not paid when due and payable (whether at its stated maturity or following the occurrence of an Event of Default which is continuing), the overdue amount shall bear interest (before as well as after judgment), payable on demand, at a rate per annum equal to 18% calculated from the date of non-payment until it is paid in full.

4.05	Standby Fees

The Borrower shall pay to the Lender a standby fee (the “Standby Fee”), calculated at the rate of 0.2% per month, on the amount by which the daily average of the aggregate of all Advances outstanding under the Credit Facility during the applicable month is less than $30,000,000. The Standby Fee will be determined daily beginning on the date of this Agreement to but excluding the next following Interest Payment Date, and from and including an Interest Payment Date to but excluding the next following Interest Payment Date with the final such payment being due on the first anniversary of the date of this Agreement and will be calculated on the basis of a calendar year of 365 days and will be payable by the Borrower monthly in arrears on the Interest Payment Date.

4.06	Upfront Fees

(a)	As consideration for entering into this Credit Agreement and agreeing to make the Advances, the Borrower will deliver to the Lender:

(i)	payment of a fee in the amount of $50,000, and

(ii)	450,000 common shares in the capital of the Borrower, which shares shall be subject to a four month hold period from the date of issuance,

and such amount and shares shall be fully earned as of the date of this Agreement.  On the Closing Date, the Borrower shall make such payment to the Lender and, subject to obtaining all required stock exchange approvals related to the issuance of such shares, deliver such shares to the Lender; provided that in the event that the Borrower is unable to obtain all required stock exchange approvals for the issuance of such shares on the Closing Date, the Borrower will pay to the Lender, in lieu of delivering such shares, a fee equal to the product of the ten-day volume weighted average price of the Borrower’s common shares on the TSX, calculated on the last Business Day before the Closing Date, and 450,000.

(b)	On the earlier of:

(i)	the date on which the condition in Section 3.02(a) is satisfied, and

(ii)	December 28, 2012,

the Borrower will pay to the Lender a fee in the amount of $250,000, provided that to the extent the Escrow Amount has not, as of such date, been fully released pursuant to the Escrow Agreement, such amount shall be deducted from the Escrow Amount, and such amount shall be fully earned as of such date.

4.07	Advance Fees

The Borrower will on each Advance Date (including the Closing Date):

(a)	pay to the Lender a fee equal to 2% of the amount of the Advance in immediately available funds, and

(b)
subject to obtaining all required stock exchange approvals related thereto, deliver to the Lender, common shares in the capital of the Borrower with an aggregate share price equal to 2% of the amount of the Advance.  The price per share to be used for the purpose of calculating the number of shares to be issued hereunder shall be equal to the ten-day volume weighted average price of the Borrower's common shares on the TSX, calculated on the last Business Day before the applicable Advance Date. Such shares shall be subject to a four month hold period from the date of issuance. In the event that the Borrower is unable to obtain all required stock exchange approvals for the issuance of such shares, the Borrower will pay to the Lender, in lieu of delivering such shares to the Lender, a fee equal to 2% of the amount of the Advance to be made on the date such shares were to be issued in immediately available funds.

Article 5
REPAYMENTS

5.01	Mandatory Repayment of Principal

Unless the Obligations are required to be repaid at an earlier date pursuant to the terms hereof, the Borrower agrees to repay all Obligations on the Maturity Date.

5.02	Voluntary Repayments

Upon the Lender receiving from the Borrower an irrevocable Repayment Notice not less than 5 Business Days prior to the proposed repayment date, the Borrower may from time to time repay or prepay the Advances without premium, penalty or bonus provided each such repayment or prepayment is equal to or greater than $1,000,000.

5.03	Mandatory Repayments on Additional Equity Financings

If any permitted Additional Equity Financing occurs at any time, an amount equal to 20% of such Additional Equity Financing (net of bona fide direct out-of-pocket transaction costs and expenses incurred in connection with effecting such Additional Equity Financing including out-of-pocket legal fees and disbursements and underwriting fees in connection with such Additional Equity Financing) shall be paid by or on the Borrower’s behalf to the Lender upon receipt of those proceeds and shall be applied by the Lender in permanent repayment of outstanding principal amount of the Obligations hereunder.  Upon request by the Borrower, the Lender may, in its sole discretion, waive its right to receive the net proceeds as contemplated by this Section.

5.04	Mandatory Repayment on Dispositions

Subject to Section 8.18, on the closing date of any permitted Triggering Disposition by any Obligor, an amount equal to the Net Proceeds of such Disposition shall be paid by or on behalf of the Borrower to the Lender and shall be applied in permanent repayment of all outstanding principal amount of the Obligations.  Upon request by the Borrower, the Lender may, in its sole discretion, waive its right to receive the Net Proceeds as contemplated by this Section.

5.05	Mandatory Repayments from Proceeds of Insurance

If an Obligor or the Lender receives any proceeds of insurance in relation to the Obligor, or any of the Property of the Obligors, then an amount equal to the entire net amount of those proceeds which is not within 180 days of the receipt of such proceeds applied or under contract for application to the repair or replacement of damaged property shall be paid by or on behalf of such Obligor to the Lender forthwith and shall be applied in permanent repayment of outstanding principal amount of the Obligations.

5.06	Place of Payment

All payments by the Borrower under any Credit Document, unless otherwise expressly provided, shall be made to the Lender by wire transfer to such account as set out in Exhibit 2 or certified cheque or bank draft, provided the Lender has received same not later than 2:00 p.m. (Toronto, Ontario time) for value on the date when due, and shall be made in immediately available funds without any right of the Borrower to set-off or counterclaim.

5.07	Account of Record

The Lender shall open and maintain books of account evidencing all Advances and all other amounts owing by the Borrower to the Lender under this Agreement.  The Lender shall enter in those books details of all amounts from time to time owing, paid or repaid by the Borrower, and this information shall constitute prima facie evidence of the Obligations of the Borrower to the Lender under this Agreement.  After a request by the Borrower, the Lender shall promptly advise the Borrower of any entries made in the Lender’s books of account.

Article 6
REPRESENTATIONS AND WARRANTIES OF THE BORROWER

6.01	Representations and Warranties

Except as otherwise provided in this Article 6, each of the Obligors makes the following representations and warranties to the Lender with effect on and as of the Closing Date, and acknowledges and confirms that the Lender is relying upon such representations and warranties:

6.02	Existence and Qualification

It:

(a)
has been duly incorporated, amalgamated, merged or continued, as the case may be, and is validly subsisting under the laws of its jurisdiction of formation, amalgamation, merger or continuance, as the case may be (or in the case of the Obligor which is not a corporation, has been duly created or established as a partnership or other applicable entity and validly exists under and is governed by the laws of the jurisdiction in which it has been created or established); and

(b)
is duly qualified and has all required Material Licenses to carry on its business in each jurisdiction in which the nature of its business requires qualification except where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

6.03	Power and Authority

It has the power and capacity,

(a)	to enter into, and to exercise its rights and perform its obligations under, the Credit Documents to which it is a party; and

(b)	to own its Property and carry on its business as currently conducted.

6.04	Execution, Delivery

The execution, delivery and performance of each of the Credit Documents to which it is a party has been duly authorized, and each of such documents has been duly executed and delivered.

6.05	Credit Documents Comply with Applicable Law, Organizational Documents and Contractual Obligations

None of the execution or delivery by it of, the performance by it of its obligations under, or compliance by it with the applicable terms, conditions and provisions of any of, the Credit Documents, conflicts with or will conflict with, or results or will result in any breach of, or constitutes a default under or contravention of, any Applicable Law (where such breach, default or contravention would reasonably be expected to have a Material Adverse Effect), Organizational Document, Material Contract (where such breach, default or contravention would reasonably be expected to have a Material Adverse Effect) or Material License, or results or will result in the creation or imposition of any Encumbrance upon any of its Property, other than Permitted Encumbrances.

6.06	Consent Respecting Credit Documents

It has obtained, made, or taken all consents, approvals, authorizations, declarations, registrations, filings and other actions whatsoever required in connection with the execution and delivery by it of each of the Credit Documents, to which it is a party, and the performance by it of its obligations under the Credit Documents.

6.07	Enforceable Obligations

The Credit Documents have been duly executed and delivered and constitute its legal, valid and binding obligations (with regard to each agreement or instrument to which it is a party) enforceable against it by the Lender in accordance with their respective terms, except as may be limited by bankruptcy, reorganization, moratorium or insolvency laws or similar laws affecting creditors’ rights generally and by general equitable principles and such other limitations as are set out in the opinions of Borrower’s Counsel.

6.08	Taxes and Tax Returns

Except as set out in Schedule 4 of the Disclosure Letter, it has duly and timely filed, or caused to be duly and timely filed, all Tax Returns in respect of Taxes required to be filed by it with the appropriate Governmental Authority, except where any such failure to so timely file such Tax Returns or to pay such Taxes arises due to an act or omission caused by or affecting the Governmental Authority with or to whom such filing or payment must be made. Except as set out in Schedule 4 of the Disclosure Letter, to the knowledge of the Borrower, it has duly and timely paid all Taxes that are due and payable by it, except for Taxes which are being contested diligently and in good faith through appropriate proceedings, and has made adequate provision in its financial statements or its books and records, as applicable, for the payment of all Taxes owing by it. Except as set out in Schedule 4 of the Disclosure Letter, there is no inquiry, action, suit, dispute, objection, appeal, investigation, audit, claim or other proceeding either in progress, pending, or to the knowledge of the Borrower threatened by any Governmental Authority regarding any Taxes or Tax Returns which if determined or conducted in a manner adverse to the Obligors, taken as a whole, would reasonably be expected to have a Material Adverse Effect.

6.09	Accounts

Except as set out in Schedule 5 of the Disclosure Letter, it has not established or maintained any:

(a)	chequing, savings, or other accounts at any bank or other financial institution or any other account where money is or may be deposited or maintained with any Person; or

(b)	securities accounts or have any securities entitlements (as those terms are defined in the STA).

6.10	Accounts Receivable

Its Accounts Receivable have resulted from actual bona fide commercial transactions, the goods and services being sold and the Accounts Receivable created are its exclusive property, and to its knowledge except as otherwise reported or reserved against on its books and records, its customers have accepted the goods or services, and owe and are obliged to pay the full amounts stated in the applicable invoices according to their terms without any dispute, defence or counterclaim.

6.11	Judgments, Etc.

It is not subject to any judgment, order, writ, injunction, decree or award for an amount in excess of $400,000 which has not been stayed, or of which enforcement has not been suspended and the aggregate amount of all such judgments, orders, writs, injunctions, decrees, or awards is nil (in each case, as adjusted for inflation and difference in the value of Brazilian real relative to the U.S. dollar).

6.12	Absence of Litigation

Except as set out in Schedule 6 of the Disclosure Letter, there are no actions, suits or proceedings pending or, to its knowledge, threatened against or affecting it or its Property for an amount in excess of $1,000,000 (as adjusted for inflation and difference in the value of Brazilian real relative to the U.S. Dollar).  The aggregate amount of all actions, suits and proceedings pending or, to its knowledge, threatened against or affecting any Obligor or the Property of any Obligor is less than $20,000,000 (as adjusted for inflation and difference in the value of Brazilian real relative to the U.S. Dollar).

6.13	Debt

It has no Debt other than Permitted Debt and the amount of such Debt for each creditor is accurately set out in Schedule 1 of the Disclosure Letter.

6.14	Non Arm’s Length Transactions

No agreement, arrangement or transactions between it, on the one hand, and any Associate of, Affiliate of or other Person not dealing at Arm’s Length with it (other than agreements, arrangements and transactions between or amongst Obligors), on the other hand, is in existence at the date of this Agreement except as set forth in Schedule 7 of the Disclosure Letter.

6.15	Ownership

(a)	Except as disclosed in Schedule 8 of the Disclosure Letter, it:

(i)	has good and marketable title to, or valid leasehold interests in, all of its real property, surface leases, and other related rights (collectively, “Real Property Rights”);

(ii)	has good and valid title to all of its Mineral Rights; and

(iii)	owns all of its other Property;

in each case subject to no Encumbrances other than Permitted Encumbrances.

(b)
It enjoys peaceful and undisturbed possession of all its Real Property Rights and there is no pending or, to its knowledge, threatened condemnation or expropriation proceeding relating to any such Real Property Rights which would reasonably be expected to have a Material Adverse Effect.  All of the Real Property Rights and the structures thereon and other tangible assets owned, leased or used by it in the conduct of its business are:

(i)	insured to the extent, and in a manner customary, in the industry in which the Obligors are engaged;

(ii)	structurally sound with no known material defects;

(iii)	in good operating condition and repair, subject to ordinary wear and tear and casualty;

(iv)	not in need of maintenance or repair except for ordinary, routine maintenance and repair the cost of which would not be material or as a result of casualty;

(v)	sufficient for the operation of its business as presently conducted thereon; and

(vi)	in conformity with all Applicable Law and other requirements (including applicable zoning, environmental, motor vehicle safety, occupational safety and health laws and regulations) relating thereto, except, in each case, where the failure to so insure, maintain structural soundness, maintain the condition or repair of Property, or comply or conform with any of the foregoing would not reasonably be expected to have a Material Adverse Effect.

(c)	Except as set out in Schedule 8 of the Disclosure Letter, no Person has any agreement or right to acquire an interest in any of its Property other than in the ordinary course of business.

(d)	Schedule 8 of the Disclosure Letter contains a description of:

(i)	with respect to all Real Property Rights owned by it, the municipal addresses, legal description, the name of the Person which owns such property and a brief description of such property and its use;

(ii)	all Mineral Rights held by it (including the nature of such Mineral Rights);

(iii)
with respect to all Real Property Rights leased by it, the municipal addresses, legal description, the name of the Person which leases such property, the name of the landlord, the term and any renewal rights under the applicable lease and a brief description of such property and its use; and

(iv)	all Real Property not owned or leased by it where its Property may from time to time be stored or located.

6.16	Insurance

It maintains or has maintained on its behalf insurance which is in full force and effect and which complies with all of the requirements of this Agreement.  The details of all existing insurance policies maintained by it are outlined as to carrier, policy number, expiration date, type and amount in Schedule 9 of the Disclosure Letter.

6.17	Licensors, Suppliers, Distributors and Customers

The relationships with its material licensors, suppliers, distributors, partners, joint venture partners and customers are satisfactory commercial working relationships and, during the immediately preceding 12-month period, none of such relationships has been modified, cancelled or otherwise terminated by such licensor, supplier, distributor, partner, joint venture partner or customer in a manner which has had, or would reasonably be expected to have, a Material Adverse Effect.  It is not aware of any intention of any such licensor, supplier, distributor, partner, joint venture partner or customer to take any action which would reasonably be expected to have a Material Adverse Effect.

6.18	No Employee Disputes

Except as disclosed in Schedule 10 of the Disclosure Letter, there are no claims or applications before any legislative body or administrative tribunal pending or, to the knowledge of the Borrower, threatened, with respect to any breach of its obligation to its employees, which would reasonably be expected to have a Material Adverse Effect.

6.19	Labour Relations

Except as disclosed in Schedule 11 of the Disclosure Letter, there is:

(a)
no material illegal labour practice complaint pending against it or, to its knowledge, threatened against it, and no grievance or judicial proceeding or lawsuit (including collective lawsuits) arising out of or under collective bargaining agreements is so pending against it or, to its knowledge, threatened against it;

(b)	no strike, labour dispute, slowdown or stoppage pending against it, or to its knowledge, threatened against it; and

(c)	to its knowledge, no union organizing activities with respect to its employees,

except, in each case, which would not reasonably be expected to have a Material Adverse Effect

6.20	Compliance with Law

It has not violated or failed to comply with any Applicable Law, or any Applicable Order except where the aggregate of all such violations or failures to comply would not reasonably be expected to have a Material Adverse Effect.  Except as set out on Schedule 12 of the Disclosure Letter, it has not received any notice to the effect that, or otherwise been advised that, it is not in compliance with any Applicable Law, and it does not know of any currently existing circumstances that are likely to result in the violation of any Applicable Law, in each case, which would reasonably be expected to have a Material Adverse Effect.

6.21	No Event of Default or Pending Event of Default

No Event of Default or Pending Event of Default has occurred. It is not in default under any agreement, guarantee, indenture or instrument to which it is a party or by which it is bound, the breach of which would reasonably be expected to have a Material Adverse Effect.

6.22	Corporate Structure

Its outstanding capital stock or other ownership interests, as applicable (other the Borrower) is validly issued and is fully paid and non-assessable, with the exception of 34,508,213 quotas of MSOL, and is owned as set forth in Schedule 13 of the Disclosure Letter, free and clear of all Encumbrances (other than Permitted Encumbrances).  Except as provided for pursuant to this Agreement or disclosed in Schedule 13 of the Disclosure Letter, it does not have outstanding any securities convertible into or exchangeable for its capital stock nor does any Person have outstanding any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to its capital stock. The organizational structure of the Obligors and their Affiliates and Subsidiaries is as set out in Schedule 13 of the Disclosure Letter, which Schedule contains a complete and accurate list of:

(a)	each such Person's full and correct name (including any French and English forms of name) and the jurisdiction in which it is incorporated or exists;

(b)
each such Person's full address (including postal code or zip code) of its registered office, chief executive office and all places of business and, if different, the address at which its books and records are located, and

(c)
details of the authorized and issued share capital, partnership interests, membership interest or other similar interest owned by, as well as issued by each such Person, with the exception of the Borrower, together with the name of the registered and beneficial owner of all of such issued and outstanding securities.

6.23	Relevant Jurisdictions

(a)	Its Relevant Jurisdictions are set out in Schedule 14 of the Disclosure Letter.

(b)
Set out in Schedule 14 of the Disclosure Letter is a true, correct and complete list in all material respects of the names and addresses of each warehouseman, processor, packer, or other place at which its Property is stored.

6.24	Computer Software

It owns or has licensed for use all of the software necessary to conduct its business, except where failure to do so would not be reasonably expected to have a Material Adverse Effect.

6.25	Intellectual Property Rights

(a)
It owns, or has the legal right to use, all Intellectual Property necessary for it to conduct its business as currently conducted except for those that the failure to own or have such legal right to use would not reasonably be expected to have a Material Adverse Effect.  Set out in Schedule 15 of the Disclosure Letter is a list of all material Intellectual Property owned by it, or that it has the right to use.

(b)
Except as provided in Schedule 15 of the Disclosure Letter, no claim has been asserted or is pending by any Person challenging or questioning the use of any such Intellectual Property, or the validity or effectiveness of any such Intellectual Property, nor does it know of any such claim, and to its knowledge, the use of such Intellectual Property by it does not infringe on the rights of any Person, except for such claims and infringements that, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

6.26	Contracts and Licences

(a)	Schedule 16 of the Disclosure Letter accurately sets out all of its Material Contracts and all of its Material Licences (other than Mineral Rights disclosed in Schedule 8 of the Disclosure Letter).

(b)
A true and complete copy of each such Material Contract and Material Licence has been posted in the electronic data room made available to the Lender as at or prior to the Closing Date and to its knowledge, each such Material Contract and Material Licence to which it is a party or which it was issued is in full force and effect, unamended except as disclosed in Schedule 16 of the Disclosure Letter.

(c)
To its knowledge, no event related to an act or omission of it has occurred and is continuing which would constitute a breach of, or a default under, any Material Contract or Material Licence, where such breach would reasonably be expected to have a Material Adverse Effect.

(d)	It has not received notice from a lender under a Brazilian Bank Loan that such lender may demand repayment of such Brazilian Bank Loan prior to its stated maturity.

(e)	Each Material Contract to which it is a party is binding upon it and, to its knowledge is a binding agreement of each other Person who is a party to the Material Contract.

6.27	Fiscal Year

Its Fiscal Year end is December 31.

6.28	Financial Information

All financial statements which have been furnished to the Lender in connection with this Agreement, in the opinion of the Obligor that furnished them, fairly present in all material respects the consolidated financial position of the Obligors as of the dates referred to therein and have been prepared in accordance with Applicable Accounting Standards.  All other financial information (including, without limitation, budgets and projections) provided to the Lender is complete in all material respects and based on assumptions believed to be reasonable at the time such assumptions were made.

6.29	No Material Adverse Effect

Since September 30, 2012, being the date of the most recent consolidated quarterly financial statements of the Borrower which have been furnished to the Lender in connection with this Agreement, there has been no development or event relating to or affecting it which has had or would reasonably be expected to have a Material Adverse Effect.

6.30	Environmental

Except as disclosed in Schedule 17 of the Disclosure Letter:

(a)
It is not subject to any administrative, civil or criminal proceeding or known investigation relating to Requirements of Environmental Law and to its knowledge, no such proceeding or investigation is threatened against it.

(b)
All relevant approvals, permits, licenses, registrations and other authorizations required by the Requirements of Environmental Law have been obtained by it in relation to the operation of the Business and its Properties (whether owned, leased or otherwise occupied) and each is valid and in full force, except where the failure to have same would not reasonably be expected to have a Material Adverse Effect. It has complied with all conditions and requirements that have been imposed under such approvals, permits, licenses, registrations and other authorizations, except where the failure to so comply would not be reasonably expected to have a Material Adverse Effect.

(c)
It currently operates the Business and its Properties (whether owned, leased or otherwise occupied) in compliance with the Requirements of Environmental Law, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(d)
It is actively and diligently using commercially reasonable efforts to plan for future compliance with all Requirements of Environmental Law and all such steps are being completed in a manner consistent with a prudent and responsible operator engaged in a business of a similar nature.

(e)
No Hazardous Substances are or have been stored, disposed of or otherwise used by it in violation of any applicable Requirements of Environmental Law except where any such violation would not reasonably be expected to have a Material Adverse Effect.

(f)
All aboveground and underground storage tanks now or previously located in, on or under any real property now owned or leased by it have been operated, maintained and decommissioned or closed, as applicable, in compliance with applicable Requirements of Environmental Law except when the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(g)
To its knowledge, no real property or groundwater in, on or under any property now or previously owned or leased by it (i) is or has been contaminated by any Hazardous Substance where the results of such contamination would reasonably be expected to have a Material Adverse Effect, or (ii) except as set out in Schedule 17 of the Disclosure Letter, is named in any list of hazardous waste or contaminated sites maintained under any Requirements of Environmental Law.

6.31	Employee Welfare and Pension Plans

Except as disclosed in Schedule 18 of the Disclosure Letter, it has not adopted any Pension Plans or Welfare Plans other than the social security (Previdência Social) as instituted by Brazilian Federal Act No. 8212/1991.

6.32	Powers-of-Attorney

Schedule 19 of the Disclosure Letter lists each power-of-attorney in force granted by it together with the name of the grantees, powers, date of issuance and expiry date.

6.33	Full Disclosure

All information other than financial information and projections furnished by it to the Lender for purposes of, or in connection with, any Credit Document is true and accurate in all material respects on the date as of which such information is dated or certified, and not incomplete by omitting to state any material fact necessary to make such information not misleading at such time in light of then-current circumstances.

6.34	Issued Shares

With respect to the Issued Shares, the Borrower represents and warrants that:

(a)
the currently issued and outstanding common shares of the Borrower are listed and posted for trading on the TSX and the NYSE and no order ceasing or suspending trading in any securities of the Borrower or prohibiting the trading of any of the Borrower’s issued securities has been issued and no proceedings for such purpose are pending or, to the knowledge of the Borrower, threatened;

(b)
the Borrower has obtained all consents, approvals and authorizations (including the approval of the TSX and the NYSE) and has made all filings as may be required under applicable securities laws necessary for the issuance of the Issued Shares in accordance with this Agreement, provided that the total number of common shares issuable by the Borrower hereunder does not exceed 8,440,964 common shares;

(c)	the Borrower has not taken any action which would be reasonably expected to result in the delisting, suspension or cancellation of admission of the Borrower’s common shares on or from the TSX or NYSE;

(d)	the Borrower has received the approval of the TSX and the NYSE for the listing of all Issued Shares on the TSX and the NYSE;

(e)	the Borrower is not in default of any requirements of the TSX or the NYSE in any material respect;

(f)
the Borrower is a “reporting issuer” in each of the Reporting Provinces within the meaning of Applicable Securities Laws and is not in default of any requirement of Applicable Securities Laws in any material respect; and

(g)	to the knowledge of the Borrower, no agreement is in force or effect which affects the voting or control of the common shares of the Borrower.

Article 7
REPRESENTATIONS AND WARRANTIES OF THE LENDER

7.01	Representations and Warranties

The Lender makes the following representations and warranties to the Borrower, and acknowledges and confirms that the Borrower is relying upon such representations and warranties:

7.02	Accredited Investor

The Lender is entitled under Applicable Securities Laws to purchase the Issued Shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing, the Lender is an “accredited investor” as defined in National Instrument 45-106 - Prospectus and Registration Exemptions (“NI 45-106”) by virtue of being a person, other than an individual or investment fund, that has net assets of at least Cdn.$5,000,000 as shown on its most recently prepared financial statements and that was not created or is not used solely to purchase or hold securities.  The representations made by the Lender pursuant to this Section 7.02 shall be deemed to be made by the Lender on each Advance Date.

7.03	No Offering Document

The Lender has not received any offering document or disclosure document relating to the Issued Shares.

7.04	Not a Shareholder

The Lender is not the registered or beneficial owner of any Equity Interests of the Borrower.

Article 8
COVENANTS

POSITIVE COVENANTS

8.01	Covenants

While this Agreement is in effect and until the Obligations have been paid in full and the Credit Facilities have been terminated (with the exception of those Obligations and provisions of the Credit Documents that by their terms survive termination), except as otherwise permitted by the Lender’s prior written consent or otherwise set out in this Article 8, each of the Obligors, for itself only, shall maintain or perform, and in the case of the Borrower, take such corporate actions as may be reasonably required to cause each other Obligor to maintain or perform, as applicable, the covenants contained in this Article 8.

8.02	Conduct of Business, Maintenance of Existence, Compliance with Law

It shall: (i) engage in business of the same general type as the Business; (ii) carry on and conduct its business and operations in a proper, efficient and businesslike manner, in accordance with good business practice; (iii) preserve, renew and keep in full force and effect its existence; (iv) and take all commercially reasonable action to maintain all rights, privileges, Mineral Rights and franchises necessary in the normal conduct of its business and comply in all material respects with its obligations under and those limitations contained in or imposed by all Material Contracts, Material Licenses, Organizational Documents and Applicable Law, except where the failure to do same would not reasonably be expected to have a Material Adverse Effect.

8.03	Access to Information

It shall promptly provide the Lender with all information reasonably requested by the Lender from time to time concerning its financial condition and Property, and during normal business hours and from time to time upon reasonable notice, permit representatives of the Lender to inspect any of its Property (provided that such inspections shall not be conducted more frequently than one time per Fiscal Year except where there exists an Event of Default), and to request for purposes of examination, copies of extracts from its financial books, accounts and records, including but not limited to, accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its Senior Officers and (in the presence of such of its representatives as it may designate) its auditors.

8.04	Obligations and Taxes

(a)
It shall pay or discharge, or cause to be paid or discharged, before they become delinquent all Taxes that are due and payable by it and all required payments under any of its Debt, in each case other than such Taxes and Debt, the payment of which is being contested in good faith by appropriate proceedings and for which adequate provision has been taken by it on its financial statements in accordance with applicable Accounting Standards.

(b)
It shall prepare and file, or cause to be prepared and filed, all Tax Returns that are required to be prepared and filed by it with the appropriate Governmental Authority on a timely basis all in accordance with Applicable Law, except where its ability to file such Tax Returns is impeded by an act or omission caused by or affecting the Governmental Authority with whom such Tax Return must be filed.

8.05	Use of Credit Facilities

The Borrower shall use the proceeds of the Credit Facility as contemplated by Section 2.02 (Purpose of Credit Facilities).

8.06	Insurance

(a)
The Borrower shall maintain or cause to be maintained with reputable insurers satisfactory to the Lender acting reasonably comprehensive general liability insurance and insurance coverage against risk of loss or damage to Property of each Obligor (including public liability and damage to property of third parties, business interruption insurance, fire and extended peril insurance, and boiler and machinery insurance) in such amounts and otherwise covering such risks as is reasonable and prudent for a business analogous to the business of the Obligors, and provide to the Lender, on an annual basis, evidence of such coverage.  The Borrower shall, on an annual basis prior to the expiry or replacement of any insurance policy, send copies of all renewal or replacement notices relating to such policies to the Lender.

(b)
The Lender shall be indicated in all property insurance policies as a loss payee as its interests may appear (except where any such policy is subject to Brazilian law) or additional insured on all general liability policies (except where any such policy is subject to Brazilian law), as applicable; provided that prior to the occurrence of an Event of Default which is continuing, the Lender shall direct or forward payment of any and all proceeds of such insurance policies to the Borrower and the Borrower shall use such proceeds to repair and restore the applicable Property.

8.07	Notices

The Borrower shall give notice to the Lender promptly of:

(a)	any violation of any Applicable Law which, if not rectified promptly would reasonably be expected to have a Material Adverse Effect;

(b)	any entering into, termination of, amendment of, or default by an Obligor under a Material Contract or Mineral Right;

(c)	any damage to or destruction of any Property of an Obligor having a replacement cost in excess of $500,000 (or the equivalent in Brazilian reais);

(d)	any Encumbrance registered against any Property of an Obligor, other than a Permitted Encumbrance;

(e)	details of any Permitted Inter-Corporate Debt incurred subsequent to the Closing Date;

(f)	any Event of Default or Pending Event of Default;

(g)	any Material Adverse Effect;

(h)
the occurrence or threatened occurrence of any litigation, dispute, arbitration, proceeding or other circumstance the result of which, if determined adversely, would be a judgment or award against any Obligor:

(i)	in excess of $500,000 (or the equivalent in Brazilian reais); or

(ii)	would result in a Material Adverse Effect; or

(i)	the execution of any power-of-attorney, except in the ordinary course of business,

and from time to time provide the Lender with all information reasonably requested by the Lender concerning any such proceedings.

8.08	Environmental Compliance

It shall operate its business in compliance with applicable Requirements of Environmental Law, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, and operate all Property owned, leased or otherwise used by it so as to prevent any obligation, including a clean-up or remedial obligation, from arising under any Requirements of Environmental Law (as a result of the operation of its business and all such Property) which would reasonably be expected to have a Material Adverse Effect, provided however, that if any claim is made or any obligation arises under Requirements of Environmental Law, it shall take such commercially reasonable action as is necessary to satisfy or contest such claim or obligation at its own cost and expense.  It shall promptly notify the Lender of:

(a)
the existence of Hazardous Substance located on, above or below the surface of any land which it owns, leases, operates, occupies or controls (except those being stored, used or otherwise handled in substantial compliance with applicable Requirements of Environmental Law), or contained in the soil or water constituting such land, in each case to the extent that the existence of such Hazardous Materials would reasonably be expected to have a Material Adverse Effect; or

(b)
the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land where such occurrence would reasonably be expected to have a Material Adverse Effect; or

(c)	the occurrence of any environmental damage resulting directly or indirectly from its activities, which would reasonably be expected to have a Material Adverse Effect.

8.09	Maintenance of Property

It shall keep all Property useful and necessary in its business in good working order and condition, normal wear and tear excepted, and do and cause to be done all things necessary to preserve and keep in full force all Intellectual Property and registrations thereof necessary to carry on its business, except to the extent that the failure to do so would not reasonably be expected to have a Material Adverse Effect.

8.10	Landlord Consents and Non-Disturbance Agreements

In respect of such Real Property Rights as the Lender may request in writing, it shall use commercially reasonable efforts to:

(a)
obtain a consent agreement from each landlord of Real Property Rights or property that is leased by such landlord at any time and from time to time to it, in form and content satisfactory to the Lender acting reasonably;

(b)
obtain a non-disturbance agreement from each mortgagee of any such leased Real Property Rights and an acknowledgement by each such mortgagee of any applicable landlord’s consent in respect of such Real Property Rights; and

(c)
register notice of each lease relating to leased Real Property Rights and any applicable landlord’s consent and non-disturbance agreement against title to the applicable Real Property Rights or leasehold property.

8.11	Consents re Material Contracts

At the request of the Lender acting reasonably, it shall use commercially reasonable efforts to obtain the consent of each Person (other than another Obligor) which is party to a Material Contract to the assignment of its interest therein to the Lender pursuant to the Security.

8.12	Pension Plans

Except with respect to those Pension Plans described in Schedule 18 of the Disclosure Letter, it will not adopt, or become obligated to contribute to, maintain, or contribute to any Pension Plan or multiemployer Pension Plan which is subject to applicable pension and tax Law and provides for defined benefits, without the prior written consent of the Lender, other than the social security (Previdência Social) as instituted by Brazilian Federal Act No. 8212/1991.

8.13	Notification of Changes to Schedules of the Disclosure Letter

If requested by the Lender with respect to a particular Schedule of the Disclosure Letter, the Obligors shall, if any of the information or disclosures provided in any of the Schedules of the Disclosure Letter becomes outdated or incorrect in any material respect, deliver to the Lender at such time as is reasonably practicable any revisions or updates to such Schedule(s) of the Disclosure Letter and the information so provided shall be true as at the date of delivery; provided that the Obligors shall not be required to deliver any such revisions or updates more than once in any 6 calendar month period.

8.14	Quarterly Reports

The Borrower shall deliver to the Lender as soon as available, and in any event within 45 days of the end of each of its Fiscal Quarters (excluding the fourth Fiscal Quarter), as at the end of such Fiscal Quarter, the interim unaudited financial statements of the Borrower prepared on a consolidated and unconsolidated basis, including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position and a comparison to the budget set forth in the Annual Business Plan, which shall be prepared in accordance with Applicable Accounting Standards.

8.15	Annual Reports

The Borrower shall deliver to the Lender as soon as available, and in any event within 90 days after the end of each Fiscal Year, the annual audited financial statements of the Borrower prepared on a consolidated and unconsolidated basis including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position for such Fiscal Year and a comparison to the budget set forth in the Annual Business Plan, which financial statements (but not the Annual Business Plan) shall be audited by an internationally recognized accounting firm, and shall be prepared in accordance with Applicable Accounting Standards.

8.16	Annual Business Plan

The Borrower shall deliver to the Lender, as soon as available and in any event within 45 days following each Fiscal Year end, a final Annual Business Plan approved by the Borrower’s board of directors.

8.17	Other Information

The Borrower shall provide the Lender promptly with such other information as it may reasonably request respecting the Obligors including monthly reports setting out any transfer of funds between Obligors.

NEGATIVE COVENANTS

8.18	Disposition of Property

It shall not enter into an agreement in respect of the Disposition of, or complete a Disposition of, Property in any Fiscal Year except for:

(a)
Dispositions in the ordinary course of business of obsolete Property or of any inventory or other assets that are customarily sold by it on an on-going basis as part of the normal operation of its business;

(b)	Dispositions of Property between the Obligors, where in each case, the receiving Obligor has granted Security to the Lender over or in respect of such Property subject only to Permitted Encumbrances;

(c)
Dispositions of Property on Arm’s Length terms and for fair market value which are not otherwise permitted under subparagraphs 8.18(a) and 8.18(b) above, provided that the Net Proceeds are used by the Borrower to repay principal outstanding in accordance with Section 5.04; and

(d)	Dispositions of Equity Interests of a Guarantor where all or substantially all of the Property of such Guarantor has been transferred to another Obligor, other than Recoverable Taxes.

8.19	No Consolidation, Amalgamation, etc.

It shall not amalgamate with any other Person, enter into any merger, consolidation, corporate reorganization or other transaction intended to effect or otherwise permit a change in its existing corporate structure, enter into any Capital Reorganization or liquidate, wind-up or dissolve itself, or permit any liquidation, winding-up or dissolution, except that:

(a)
each Guarantor may enter into a Capital Reorganization provided that the Lender receives Security (subject only to Permitted Encumbrances) over its interest in all Equity Interests resulting from such Capital Reorganization that were not previously pledged by the Security;

(b)
the Borrower may enter into a Capital Reorganization in which the holders of Equity Interests of the Borrower immediately prior to the Capital Reorganization continue to have, directly or indirectly, more than 50% of the Equity Interests of the Borrower or applicable Successor Entity immediately after such Capital Reorganization and no Event of Default would result from such Capital Reorganization; and

(c)
it may amalgamate, enter into a merger, consolidation or other reorganization with, or liquidate, wind-up or dissolve itself (or suffer any liquidation, wind-up or dissolution) into, another Obligor so long as no Event of Default is then existing and no Event of Default would result from the consummation of such merger, amalgamation or consolidation.

8.20	No Change of Name

It shall not change its name without providing the Lender with 30 days prior written notice thereof.

8.21	No Debt

It shall not shall create, incur, assume or permit any Debt to remain outstanding, other than Permitted Debt.

8.22	No Investments

It shall not make, directly or indirectly, any Investment, except for Investments in (i) other Obligors, or (ii) cash equivalents, which for greater certainty shall include money market funds.

8.23	No Financial Assistance

It shall not give any Financial Assistance exceeding $100,000 (or the equivalent in Brazilian reais) in any individual instance or $500,000 (or the equivalent in Brazilian reais) in the aggregate for all Obligors, other than (i) guarantees made by it in favour of the Lender as contemplated hereunder, (ii) Financial Assistance given by it to or on behalf of another Obligor provided such other Obligor is permitted by this Agreement to undertake the transaction for which such Financial Assistance is being provided and (iii) Financial Assistance given by it to an equipment supplier to enable such equipment supplier to obtain equipment on its behalf where such Financial Assistance was anticipated in the Annual Business Plan, or approved of by the board of directors of the Borrower.

8.24	No Distributions

It shall not make any Distribution except Permitted Distributions.

8.25	No Encumbrances

It shall not create, incur, assume or permit to exist any Encumbrance upon any of its Property, except Permitted Encumbrances.

8.26	No Change to Year End

It shall not make any change to its Fiscal Year.

8.27	No Continuance

It shall not continue into any other jurisdiction.

8.28	Location of Assets in Other Jurisdictions

It shall not, except in the case of Property being delivered to a customer in the ordinary course of business as part of the performance of its obligations, or the provision of its services, under a contract entered into with that customer, suffer or permit in any other manner any of its Property which is subject to the Encumbrance of the Security to not be subject to that Encumbrance or to be or become located in a jurisdiction in which that Encumbrance is not perfected, unless:

(a)	it has first given 30 days prior written notice thereof to the Lender; and

(b)
it has first executed and delivered to the Lender all Security and all financing or registration statements deemed necessary or admissible by, and in form and substance satisfactory to, the Lender or Lender’s Counsel, to ensure that the Security at all times constitutes a perfected first priority Encumbrance (subject only to Permitted Encumbrances and Insolvency Legislation) over such Property in such jurisdiction, together with any supporting certificates, resolutions, opinions and other documents as the Lender or Lender’s Counsel may deem necessary or desirable.

8.29	Restrictions on Business Activities

It shall not carry on business other than the Business.

8.30	Financial Instruments

It shall not enter into a Financial Instrument, except where such Financial Instrument constitutes a Permitted Hedging Arrangement.

8.31	Amendments to Organizational Documents

It shall not amend any of its Organizational Documents in a manner that would be reasonably expected to adversely affect the rights and remedies of the Lender under the Credit Documents.

8.32	Amendments to Other Material Contracts and Material Licences

It shall not amend, vary or alter, consent to any assignment or transfer of, or waive or surrender any of its rights or entitlements which would be considered material under, any Material Contracts or Material Licences, without the prior consent of the Lender, which consent shall not be unreasonably withheld or delayed.

8.33	No New Subsidiaries

It shall not create any Subsidiary after the date of this Agreement without providing the Lender with Security (subject only to Permitted Encumbrances) over its interests in the Equity Interests of such Subsidiary and such Subsidiary's Property.

8.34	Accounts

It shall not open, maintain or otherwise have:

(a)	any chequing, savings, or other accounts at any bank or other financial institution or any other account where money is or may be deposited or maintained with any Person; or

(b)	a securities account or have any securities entitlement (as those terms are defined in the STA);

in each case, without providing the Lender with Security (subject only to Permitted Encumbrances) over its interests in such accounts, with the exception of those accounts maintained at financial institutions with whom it has obligations in respect of Financial Instruments where it has granted an Encumbrance in favour of such financial institutions to secure its obligations with respect to such Financial Instruments.

8.35	Mineral Rights

At all times,

(a)	each of the Mineral Rights that are commercially viable to it shall be maintained and defended in accordance with Applicable Laws;

(b)
except as set out in Schedule 20 of the Disclosure Letter, there shall be no agreements, commitments, third party held options or third party rights to any of the Mineral Rights or unpaid taxes, debts or fees or overdue royalty payments pending in relation to any of its Mineral Rights, except where the payment of any of the foregoing is being diligently contested in good faith by appropriate proceedings; and

(c)
it shall take such actions as are commercially reasonable to obtain or maintain free and unrestricted access to the land covered by its Mineral Rights as is necessary to permit it to exploit its Mineral Rights with respect to such land.

8.36	Issued Shares

(a)
All consents, approvals, permits, authorizations or filings as may be required under applicable securities laws, including the approval of any stock exchange on which the Borrower's common shares are listed, necessary for the issuance and sale of the Issued Shares will be obtained by the Borrower prior to the date any Issued Shares are to be issued to the Lender hereunder in relation to Issued Shares actually issued in accordance with the terms hereof.

(b)
The Borrower shall use commercially reasonable efforts to maintain the listing of its common shares on the TSX until the principal amount of Advances made hereunder has been satisfied in full and the Lender is under no obligation to make further Advances, provided this covenant shall not prevent the Borrower from (i) entering into a support agreement, arrangement agreement, amalgamation agreement or other similar agreement in respect of a take-over bid, merger, amalgamation, tender offer, recapitalization, scheme of arrangement or share exchange, or (ii) completing any transaction which would result in the Borrower ceasing to be listed on the TSX, in each case so long as the holders of common shares of the Borrower receive securities of an entity which is listed on a stock exchange in Canada or the holders of common shares of the Borrower have approved the transaction (by way of vote or by tender to a take-over bid of more than 50% of the outstanding common shares of the Borrower), in accordance with Applicable Securities Laws.

(c)
The Borrower shall use commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the securities laws of the Reporting Provinces until the principal amount of Advances made hereunder has been satisfied in full and the Lender is under no obligation to make further Advances, provided this covenant shall not prevent the Borrower from (i) entering into a support agreement, arrangement agreement, amalgamation agreement or other similar agreement in respect of a take-over bid, merger, amalgamation, tender offer, recapitalization, scheme of arrangement or share exchange, or (ii) completing any transaction which would result in the Borrower ceasing to be a reporting issuer, in each case so long as the holders of common shares of the Borrower receive securities of an entity which is listed on a stock exchange or the holders of common shares of the Borrower have approved the transaction (by way of vote or by tender to a take-over bid of more than 50% of the outstanding common shares of the Borrower), in accordance with Applicable Securities Laws.

(d)
All necessary corporate action has been taken by the Borrower to reserve and authorize for issuance a sufficient number of common shares to enable it to satisfy its obligations to issue the Issued Shares hereunder and such shares, when issued in accordance with the terms of this Agreement, will be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Borrower.

(e)	The Borrower shall file a Form 45-106F1 within the time period prescribed by National Instrument 45-106 in connection with the issuance of all Issued Shares, as applicable.

8.37	Non-Arm’s Length Transactions

It shall not enter into any transaction or series of transactions, whether or not in the ordinary course of business, with any officer, director, shareholder or Affiliate of any other Obligor other than upon terms and conditions that are not worse for it than would be obtainable in a comparable Arm’s Length transaction and which are approved by its board of directors (or quotaholders, as applicable) and if the transaction or series of transactions has a value in excess of $500,000 (or the equivalent in Brazilian reais), the terms have been fully disclosed in writing to the Lender and, if outside of its ordinary course of business, previously approved by the Lender.

8.38	Prepayment of Other Debt

It will not purchase, redeem, retire or otherwise acquire for value, or set apart any money for a sinking fund, defeasance or other analogous fund for the purchase, redemption, retirement or other acquisition of, or make any voluntary payment or prepayment of the principal of or interest on, or any other amount owing in respect of, any Debt, other than:

(a)
regularly scheduled payments, prepayments or redemptions of principal, interest and any other amount owing in respect thereof required pursuant to the instruments evidencing such Debt and as set out on Schedule 21 of the Disclosure Letter; and

(b)
in connection with any Brazilian Bank Loan, (i) a payment demanded by the lender thereunder, (ii) a prepayment that in its reasonable opinion, based on communications from the lender thereunder, is necessary to avoid a demand for payment by such lender or (iii) a prepayment that in its reasonable opinion is necessary to avoid it being made subject by the lender thereunder to terms not commercially reasonable in the context of the Obligors' other financing commitments, taken as a whole; provided that it may not make any payment of the type contemplated by this Section 8.38(b) if any of the following exist: (x) at the time of such payment, the Obligors do not have sufficient resources by way of cash and availability under the Credit Facility to satisfy all of the Obligors’ aggregate indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, absolute or contingent, matured or unmatured) owing to the lender to whom such payment is to be made; and (y) there exists an Event of Default or Pending Event of Default that has not been cured or waived.

Article 9
SECURITY

9.01	Form of Security

(a)	As general and continuing security for the due payment and performance of the Obligations, the following Security shall be granted to the Lender:

(i)
a general security agreement from the Borrower in favour of the Lender, constituting a first priority Encumbrance (subject only to the Priority Encumbrances) on all present and after-acquired Property of the Borrower;

(ii)
a pledge of machinery and equipment in respect of all present and after-acquired tangible assets with an original cost to a Guarantor equal to or greater than $75,000 (or the equivalent in Brazilian reais) from each Guarantor in favour of the Lender, constituting a first priority Encumbrance (subject only to the Priority Encumbrances);

(iii)	an unlimited guarantee from each Subsidiary of the Borrower, guaranteeing the due payment and performance to the Lender of the all present and future Obligations of the Borrower;

(iv)	mortgages or charges, as applicable, duly registered in first position (subject to Priority Encumbrances) against all present and after-acquired Real Property Rights owned by MSOL and MTL;

(v)
a pledge of mineral rights from MTL and MSOL in favour of the Lender, constituting a first priority Encumbrance (subject only to the Priority Encumbrances) against all present and after-acquired mineral rights owned by MTL and MSOL;

(vi)
a pledge of gold production from MTL and MSOL in favour of the Lender constituting a first priority Encumbrance (subject only to Priority Encumbrances) in respect of all gold production of MTL and MSOL;

(vii)
a pledge of accounts and receivables from each Guarantor in favour of the Lender constituting a first priority Encumbrance (subject only the Priority Encumbrances) in respect of all present and after-acquired accounts and receivables; and

(viii)
a conditional assignment to the Lender constituting a first priority Encumbrance (subject only the Priority Encumbrances) of the rights, entitlements, and benefits of each Guarantor under any Material Contract, the Inter-Corporate Debt and certain agreements relating to Real Property Rights and Mineral Rights.

(b)
The documents referred to above shall be in form satisfactory to the Lender and Lender’s Counsel, provided however that such documents subject to Brazilian law or registered in Brazil shall be in the Portuguese language.

(c)
Except in the case of confirmation of registration of the pledges of mineral rights with the DNPM Brazilian Mines Department - Belo Horizonte, Minas Gerais and São Luiz, Maranhão, the Borrower shall deliver to the Lender, as soon as reasonably practicable, and in any event no later than 110 days following the Closing Date, confirmation of the due registration, filing and recording of the Title Security and the Security listed in Exhibit 4 in all applicable offices or places in all Relevant Jurisdictions together with confirmatory legal opinions of Borrower’s Counsel in Brazil in respect thereof.  The Borrower shall deliver to the Lender, as soon as reasonably practicable, confirmation of the due registration of the pledges of mineral rights with the DNPM Brazilian Mines Department - Belo Horizonte, Minas Gerais and São Luiz, Maranhão.

9.02	After Acquired Property and Further Assurances

The Borrower shall from time to time execute and deliver, and shall cause each of the other Obligors from time to time to execute and deliver, all such deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge in connection with all Property acquired by any Obligor after the date of this Agreement and intended to be subject to the Security, as may be reasonably requested by the Lender from time to time, provided that in respect of tangible property situate in Brazil, the Guarantors shall only be required to execute and deliver to the Lender a pledge of machinery and equipment on the first Business Day of each Fiscal Quarter in respect of each tangible asset acquired by a Guarantor with an original cost to the Guarantor equal to or greater than $75,000 (or the equivalent in Brazilian reais) during the preceding Fiscal Quarter.

The Borrower shall take, and cause each of the other Obligors to take, such actions as are necessary or as the Lender may reasonably request from time to time to ensure that the Obligations of each Obligor under the Credit Documents are secured by a first priority Encumbrance (subject only to Permitted Encumbrances or Priority Encumbrances, as the case may be and to Insolvency Legislation) in favour of the Lender over all of the Property of the Obligors, in each case as the Lender may determine, including (a) the execution and delivery of guarantees, security agreements, pledge agreements, mortgages, deeds of trust, financing statements and other documents, and the filing or recording of any of the foregoing and (b) the delivery of certificated securities and other collateral with respect to which perfection is obtained by possession and (c) entering into such agreements and taking such actions as are necessary so that the Lender has control (for purposes of the STA) of any collateral over which a security interest may be perfected by control.

9.03	Registration

The Borrower shall, at its expense, cause to be registered, filed or recorded the Security in all offices in each Relevant Jurisdiction where such registration, filing or recording is necessary to the creation, perfection and preserving of the Security applicable to it and/or any other Obligor. The Borrower shall renew such registrations, filings and recordings from time to time as and when required to keep them in full force and effect and shall, from time to time as reasonably required, provide to the Lender an opinion of counsel acceptable to the Lender that all such registrations, filings and recordings have been made and perfect the security interests created by the Security.

9.04	Release of Security

At such time as the Borrower has satisfied all of its respective indebtedness, liabilities and obligations in relation to this Agreement in full and shall have terminated the same (other than arising under any term of any Credit Document which by its terms survives the termination of this Agreement), the Lender shall, at the expense and request of the Borrower, without any representations, warranties or recourse of any kind whatsoever, enter into such agreements and other instruments and do such things as may be necessary to release, reassign, re-convey and discharge the Security; provided that any Property which is disposed of by any Obligor in accordance with the terms of this Agreement shall be released from the Security by the Lender following a written request by, and at the expense of, the Borrower.

Article 10
DEFAULT

10.01	Events of Default

The occurrence of any one or more of the following events (each an “Event of Default”) shall constitute a default under this Agreement:

(a)
the failure of an Obligor to pay any amount of principal hereunder, or to pay interest, fees or other Obligations when due and payable and such failure shall continue for a period of 5 Business Days following receipt by such Obligor from the Lender of notice of non-payment;

(b)
the failure of an Obligor to observe or perform any covenant or obligation applicable to it under any Credit Document (other than a covenant or condition whose breach or default in performance is specifically dealt with elsewhere in this Section 10.01), if such default is capable of being cured within 90 days and that Obligor fails to cure such default within the earlier of 30 days from the date:

(i)	it has knowledge of the default; and

(ii)	the Lender delivers written notice of the default to the Borrower;

provided that where such failure to observe or perform a covenant cannot be cured within 30 days and such Obligor is working diligently to cure such breach, the Obligor shall have an additional 60 days to cure such breach prior to the same becoming an Event of Default;

(c)
any representation or warranty made by any Obligor in any Credit Document or in any certificate or other document at any time delivered hereunder to the Lender was incorrect or misleading in any material respect;

(d)	the cessation or threatened cessation by an Obligor of its business generally;

(e)
the failure of an Obligor to observe or perform any agreement or condition in relation to any Debt (other than in connection with the Brazilian Bank Loans) in excess of $2,000,000 (or the equivalent in Brazilian reais) to any Person, or contained in any instrument or agreement evidencing, securing or relating thereto, or (other than in connection with the Brazilian Bank Loans) any other event shall occur or condition exist, the effect of which default or other condition is to cause, or to permit the holder of such Debt to cause such Debt to become due prior to its stated maturity date and the Obligor shall have failed to cure that breach or alleged breach, provided same is curable, within 30 days after the Obligor has knowledge thereof;

(f)
the denial by any Obligor of its obligations under any Credit Document, or the claim by any Obligor that any of the Credit Documents is invalid or has been withdrawn in whole or in part, except to the extent set forth in the opinions of the Borrower’s Counsel delivered pursuant to Section 3.01;

(g)
a decree or order has been entered by a court of competent jurisdiction adjudging an Obligor bankrupt or insolvent or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of any of them under any Insolvency Legislation or insolvency or appointing a receiver and/or a receiver and manager or decreeing or ordering a winding-up or liquidation of the affairs of any of them, unless such decree or order is being contested diligently and in good faith by appropriate proceedings by such Obligor and such decree or order is stayed cancelled or dismissed within 60 days;

(h)
an Obligor files a proposal pursuant to Insolvency Legislation or shall institute proceedings to be adjudicated a bankrupt or insolvent or shall consent to the institution of bankruptcy, or insolvency proceedings against it or shall file a petition or answer or consent seeking reorganization or relief under any applicable laws relating to bankruptcy or insolvency, or shall consent to the filing of any such petition or shall consent to the appointment of a receiver and/or a receiver and manager or shall have made an assignment for the benefit of creditors or shall admit in writing its inability to pay its debts generally as they become due;

(i)
the taking of possession by an Encumbrancer, by appointment of a receiver, receiver and manager, or otherwise, of any material portion of the Property of any Obligor unless such appointment or possession is being contested diligently and in good faith by appropriate proceedings by such Obligor and such possession or appointment is stayed or revoked within 60 days;

(j)	an Obligor incurs any further Debt or other liability to any Person holding a Priority Encumbrance beyond the amount of such Obligor’s Debt and liabilities to such Persons as at the Closing Date;

(k)
the entering or obtaining of a final judgment or decree for the payment of money due against an Obligor in an amount in excess of $2,000,000 (or the equivalent in Brazilian reais) if that judgment or decree is not vacated, discharged or stayed pending appeal within the applicable appeal period;

(l)
the issuance of one or more orders by (i) one or more of the securities regulators in the Reporting Provinces or in a jurisdiction outside of Canada, (ii) the NYSE, (iii) the TSX, or (iv) the TSXV, ceasing, suspending or prohibiting trading in securities of the Borrower on all of the NYSE, the TSX and the TSXV, and such order or orders shall continue in effect for a period of 10 Business Days following its issuance;

(m)	any of the Brazilian Bank Loans shall remain unsatisfied for a period of 30 days following demand or maturity thereof; or

(n)	a Change of Control in respect of the Borrower.

10.02	Acceleration and Termination of Rights

If any Event of Default occurs and is continuing, (i) all Obligations shall, at the option of the Lender, become immediately due and payable with interest, at the rate or rates determined as provided in this Agreement, to the date of their actual payment, all without notice, presentment, protest, demand, notice of dishonour or any other demand or notice whatsoever, all of which are hereby expressly waived by each Obligor, and (ii) the Lender will be under no further obligation to provide any further Advances.  In that event, the Security shall become immediately enforceable and the Lender may, in its sole discretion, exercise any right or recourse and/or proceed by any action, suit, remedy or proceeding against any Obligor authorized or permitted by law for the recovery of all the Obligations of the Obligors to the Lender, and proceed to exercise any and all rights hereunder and under the Security, and no such remedy for the enforcement of the rights of the Lender shall be exclusive of, or dependent on, any other remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

10.03	Remedies Cumulative

For greater certainty, the rights and remedies of the Lender under any Credit Document are cumulative and are in addition to, and not in substitution for, any rights or remedies provided by Law or by equity; and any single or partial exercise by the Lender of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in any Credit Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lender may be lawfully entitled for such default or breach.

10.04	Saving

The Lender shall have no obligation to the Obligors or any other Person to realize any collateral or enforce the Security or any part thereof or to allow any of the collateral to be sold, dealt with or otherwise disposed of.  The Lender shall not be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the collateral or any part thereof or the failure to allow any of the collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Lender may be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of the Lender.

10.05	Perform Obligations

If an Event of Default has occurred and is continuing, and if any Obligor has failed to perform any of its covenants or agreements in the Credit Documents at such time, the Lender may, but shall be under no obligation to, perform any such covenants or agreements in any manner deemed fit by the Lender without thereby waiving any rights to enforce the Credit Documents.  The reasonable documented out-of-pocket fees and expenses (including any legal costs on a full indemnity basis) incurred by the Lender in respect of the foregoing shall be an Obligation and shall be secured by the Security.

10.06	Third Parties

No Person dealing with the Lender or any agent of the Lender shall be concerned to inquire whether the Security has become enforceable, or whether the powers which the Lender is or purporting to exercise have been exercisable, or whether any Obligations remain outstanding upon the Security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other Disposition or any other dealing with the collateral charged by such Security or any part thereof.

10.07	Set-Off or Compensation

In addition to, and not in limitation of, any rights now or hereafter granted under Applicable Law, if repayment is accelerated pursuant to Section 10.02, the Lender may, at any time without notice to any Obligor or any other Person, the right to receive any notice being expressly waived by each Obligor, set off and compensate and apply any and all indebtedness or obligation of any kind at any time owing by the Lender to or for the credit of or the account of an Obligor, against and on account of the Obligations, notwithstanding that any of them are contingent or un-matured.

10.08	Application of Payments

Notwithstanding any other provisions of this Agreement, after the occurrence and during the continuance of an Event of Default, all payments made by an Obligor under this Agreement, or from the proceeds of realization of any Security, or otherwise collected or received by the Lender on account of amounts outstanding with respect to any of the Obligations, shall be paid over or delivered to make the following payments (as the same become due at maturity, by acceleration or otherwise):

(a)	first, to payment of any fees owed to the Lender hereunder or under any other Credit Document;

(b)
second, to the payment of all reasonable documented out-of-pocket costs and expenses (including without limitation reasonable legal fees) of the Lender in connection with enforcing the rights of the Lender under the Credit Documents;

(c)	third, to the payment of all Obligations consisting of interest payable to the Lender hereunder;

(d)	fourth, to all other Obligations; and

(e)	fifth, to the payment of the surplus, if any, to whoever may be lawfully entitled to receive such surplus.

Article 11
COSTS, EXPENSES AND INDEMNIFICATION

11.01	Costs and Expenses

The Borrower shall pay promptly following (and in any event no later than 30 Business Days following) receipt of written notice together with copies of applicable invoices from the Lender all reasonable documented out-of-pocket costs and expenses in connection with the preparation, execution and delivery of the Credit Documents and the other instruments, registrations, certificates and documents to be delivered thereunder, whether or not a closing has occurred or any Advance has been made under this Agreement, including, without limitation, the reasonable documented out-of-pocket fees and expenses of Lender’s Counsel with respect thereto and with respect to advising the Lender as to its rights and responsibilities under this Agreement and the other Credit Documents to be delivered under this Agreement.  The Borrower further agrees to pay all reasonable documented out-of-pocket fees and expenses in connection with the preparation or review of waivers, consents and amendments requested by the Borrower, questions of interpretation of this Agreement, and in connection with the establishment of the validity and enforceability of this Agreement and the preservation or enforcement of rights of the Lender under this Agreement, and other documents to be delivered under this Agreement, including, without limitation, all reasonable documented out-of-pocket costs and expenses sustained by the Lender as a result of any failure by any of the Obligors to perform or observe any of their respective obligations under this Agreement, together with interest at 18% per annum from and after the 10th Business Day of having been given notice from the Lender, if payment is not made by that time.  Such costs and expenses shall be payable whether or not an Advance is made under this Agreement.

11.02	Specific Third Party Claim Indemnification

In addition to any liability of the Borrower to the Lender under any other provision of this Agreement, the Borrower covenants to indemnify and hold harmless the Lender and its directors, officers, employees and representatives (collectively the “Indemnified Parties” and individually an “Indemnified Party”) from and against any and all actions, proceedings, claims, assessments in respect of required withholding losses, damages, liabilities, expenses and obligations of any kind that may be incurred by, or asserted against, any of them by any third party, including any Governmental Authority, as a result of, or in connection with, the entering into of the Credit Documents or the transactions therein contemplated, including where related to or as a result of actions on the part of any Obligor related to, or as a consequence of, environmental matters or a failure to comply with Requirements of Environmental Law, other than any claim arising from the gross negligence or wilful misconduct of an Indemnified Party.  Whenever any such claim arises, an Indemnified Party (if not the Lender) shall promptly notify the Lender, and the Lender shall in turn promptly notify the Borrower, of the claim and, when known, the facts constituting the basis for the claim, and if known, the amount or an estimate of the amount of the claim.  The failure of an Indemnified Party to promptly give notice of a claim shall not adversely affect the Indemnified Party’s rights to indemnity, except to the extent such failure adversely affects the right of the Borrower to assert any reasonable defence to the claim.  An Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification under this Section 11.02 without the prior written consent of the Borrower (which consent shall not be unreasonably withheld). The Borrower shall have the sole right, at its expense, to control any such legal action or claim and to settle on terms and conditions approved by the Borrower and approved by the party named in such legal action or claim acting reasonably provided that if, in the opinion of the Lender the interests of the Lender are different from those of the Borrower in connection with such legal action or claim, the Lender shall have the right, at the Borrower’s expense, to defend its own interests provided that any settlement of such legal action or claim shall be on terms and conditions approved by the Borrower, acting reasonably. The Borrower shall not settle or compromise any such claim or any legal proceeding resulting therefrom without the prior written consent of the applicable Indemnified Parties (which consent shall not be unreasonably withheld). The applicable Indemnified Parties shall be entitled to participate in (but not control) the defence of any action, with their own counsel and at their own expense. If the Borrower does not assume the defence of any claim or litigation resulting therefrom, the applicable Indemnified Parties may defend against that claim or litigation using one set of counsel for those Indemnified Parties, in the manner as it deems appropriate and at the expense of Borrower, including, but not limited to, settling the claim or litigation, after giving notice of the proposed settlement to, and receiving the consent of, the Borrower (which consent shall not be unreasonably withheld).  In that case the Borrower shall be entitled to participate in (but not control) the defence of the action, with its own counsel and at its own expense.  The defense and indemnity obligations contained throughout this Agreement shall survive the termination of this Agreement and repayment of the Obligations.

Article 12
TAXES, CHANGE OF CIRCUMSTANCES

12.01	Change in Law

(a)	In the event of any change after the date of this Agreement in any Applicable Law or in the interpretation or application thereof by any court or by any Governmental Authority which now or hereafter:

(i)
subjects the Lender to any Tax or changes the basis of taxation, or increases any existing Tax, on payments of interest or fees payable by any Obligor to the Lender under any Credit Document (except for Excluded Taxes on the overall net income or capital of the Lender or any franchise, branch, or profits tax), other than in respect of which the Lender has claimed or received an Additional Amount pursuant to Section 12.02;

(ii)
imposes, modifies or deems applicable any reserve, special deposit or similar requirements against assets held by, or deposits in or for the account of or loans by or any other acquisition of funds by, the office of the Lender through which the Credit Facility is being provided and at which the Obligations are being maintained; or

(iii)
imposes on the Lender or requires there to be maintained by the Lender any capital adequacy or additional capital requirements in respect of the Advance hereunder or any other condition with respect to any Credit Document;

with the result of an increase in the cost to, or a reduction in the amount of principal, interest or other amount received or receivable by, or the effective return of, the Lender under this Agreement in respect of making, maintaining or funding such Advance under the Credit Facility, the Lender shall determine that amount of money which shall compensate the Lender for such increase in cost or reduction in income (in this Agreement referred to as “Additional Compensation”).

(b)
Upon the Lender having determined that it is entitled to Additional Compensation the Lender shall promptly notify the Borrower.  The Lender shall provide to the Borrower a photocopy of the relevant Applicable Law, and a certificate of a duly authorized officer of the Lender setting forth the Additional Compensation and the basis of calculation therefor, which shall be conclusive evidence of such Additional Compensation in the absence of manifest error.  The Borrower shall pay or shall cause the applicable Obligor to pay to the Lender within 10 Business Days of the giving of such notice the Lender’s Additional Compensation calculated to the date of such notification.  The Lender shall be entitled to be paid such Additional Compensation from time to time to the extent that the provisions of this Section 12.01 are then applicable, notwithstanding that the Lender has previously been paid Additional Compensation.  The Lender shall endeavour to limit the incidence of any Additional Compensation, including seeking recovery for the account of the applicable Obligor, by appealing any assessment at the expense of the applicable Obligor upon the request of the Borrower and will not seek Additional Compensation from the applicable Obligor except to the extent it seeks Additional Compensation from all debtors to it, if any, similarly affected.  The Lender shall transfer the Credit Facility to another of its existing offices if and to the extent doing so would reduce or eliminate the necessity of an Obligor paying present or future Additional Compensation.

12.02	Taxes

(a)
All payments required to be made to the Lender pursuant to the Credit Documents shall be made free and clear of, and without deduction or withholding for, or on account of, any present or future Taxes unless such deduction or withholding is required by Applicable Law.  If any Indemnified Taxes are required to be deducted or withheld by Applicable Law from any amounts payable under the Credit Documents to the Lender (other than in respect of which the Lender has claimed or received Additional Compensation pursuant to Section 12.01), the Obligor shall promptly pay an additional amount (“Additional Amount”) to the Lender as may be necessary so that after making all required Tax deductions or withholdings (including deductions or withholdings applicable to Additional Amounts payable under this Section 12.02), the Lender receives an amount equal to the amount that it would have received had no such deductions or withholdings been required.  The applicable Obligor shall pay the full amount of all Taxes deducted or withheld under this Section 12.02 to the relevant Governmental Authority on a timely basis all in accordance with Applicable Law. Each Obligor shall be fully liable and responsible for and shall, promptly following receipt of a request from the Lender, pay to the Lender on its behalf or on behalf of the other Obligors, any and all Taxes in the nature of sales, use, and goods and services, and harmonized sales Taxes payable under the laws of Canada or any Province of Canada, or payable under the laws of any other country or jurisdiction, with respect to any and all goods and services made available under the Credit Documents to any Obligor by the Lender. Whenever any Taxes are required to be paid by an Obligor to a Governmental Authority under this Section 12.02, the Obligor shall send or cause to be sent to the Lender, as promptly as possible thereafter, a certified copy of an original official receipt showing payment of such Taxes or other satisfactory evidence of the payment of such Taxes.  If an Obligor fails to pay any Taxes deducted or withheld as required under this Section 12.02 when due or if an Obligor fails to remit to the Lender the required documentary evidence of such payment, the Borrower shall indemnify and save harmless the Lender from any Taxes or other liabilities that may become payable by the Lender or to which the Lender may be subjected as a result of any such failure.  A certificate of the Lender as to the amount of any such Taxes and containing reasonable details of the calculation of such Taxes shall be, absent manifest error, prima facie evidence of the amount of such Taxes.

(b)
If the Lender is entitled to an exemption from or reduction of withholding tax under the laws of a jurisdiction in which an Obligor is resident or carries on business, or under any applicable tax treaty with such jurisdiction, the Lender shall, at the request of an Obligor, deliver to the Obligor, at the time or times reasonably requested by Obligor, such properly completed and executed documentation as will permit payments under the Credit Documents to be made without withholding or at a reduced rate of withholding.

(c)
If the Lender receives a refund of any Taxes as to which it has been indemnified by an Obligor or with respect to which an Obligor has paid Additional Amounts or that, because of the payment of such Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Obligor, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or Additional Amounts paid, by the Obligors under this Section 12.02 with respect to the Taxes giving rise to such refund or reduction), net of all reasonable documented out-of-pocket expenses of the Lender.

Article 13
SUCCESSORS AND ASSIGNS AND ADDITIONAL LENDERS

13.01	Binding Effect

Each Credit Document enures to the benefit of and binds the Parties and their respective successors and permitted assigns.

13.02	Assignment

(a)	No Obligor may assign any rights or obligations relating to this Agreement or any other Credit Document without the Lender’s prior written consent.

(b)
The Lender’s rights and obligations under this Agreement are assignable and the Lender shall be entitled to assign its rights and obligations or to permit other Persons to participate in the Credit Facilities, all in accordance with the provisions of this section and the other terms of this Agreement. The Borrower hereby consents to the disclosure of any Information to any potential Lender or participant provided that the potential Lender or participant agrees in writing to keep the Information confidential and abide by the terms of Section 14.01 in a manner that is legally enforceable by the Borrower and other Obligors directly against such Person.

(c)
Subject to this section and the other terms of this Agreement, the Lender may assign or transfer all (but not less than all) of its rights and obligations under this Agreement to such Persons, at such times, and upon such terms as it may determine provided that

(i)
prior to the occurrence and continuance of a Pending Event of Default or Event of Default, no assignment shall be made to an assignee where that assignment would result in the Borrower being obliged to make additional payments to the Lender under Section 12.01 (Change in Law) or 12.02 (Taxes), and

(ii)
until the occurrence of an Event of Default or a Pending Event of Default which is continuing, any such assignment requires the Borrower’s prior written consent, which consent shall not to be unreasonably withheld or delayed.

(d)	Following the occurrence of an Event of Default or a Pending Event of Default that is continuing, the Borrower’s prior written consent to any such assignment will not be required.

(e)
The assigning Lender shall obtain from the assignee an undertaking of the assignee, addressed to the Parties to this Agreement, whereby the assignee agrees to be bound by this Agreement and the other Credit Documents in the place and stead of the assignor Lender to the extent of the rights and obligations of the assignor so assigned.

(f)	After the execution and delivery of the undertaking, and the Borrower’s consent, to the extent required

(i)
the assignee will be a party to this Agreement and, to the extent that rights and obligations under this Agreement have been assigned to it, have the Lender’s rights and obligations under this Agreement, and

(ii)
the assigning Lender will, to the extent that rights and obligations under this Agreement have been assigned by it under such assignment agreement, relinquish its rights and be released from its obligations under this Agreement (except for obligations in respect of which it is then in default and for greater certainty any liabilities for any act or omission which occurred prior to such assignment) and that assigning Lender will cease to be a party to this Agreement.

13.03	Participations

The Lender may (subject to the provisions of Section 13.02) sell participations to one or more Persons in or to all or a portion of its rights and obligations under this Agreement. However, that participant will not become a Lender and

(a)	the Lender’s obligations under this Agreement will remain unchanged and the Lender will remain solely responsible to the other Parties to this Agreement for the performance of those obligations,

(b)	the Obligors shall continue to deal solely and directly with the Lender in connection with the Lender’s rights and obligations under this Agreement,

(c)	no participant will have any right to approve any amendment or waiver of any provision of this Agreement or any consent to any departure by any Person therefrom,

(d)
any agreement or instrument pursuant to which the Lender sells such participations shall provide that the Lender shall retain the sole right to enforce the Credit Documents and to approve any amendment, modification or waiver of any provision of the Credit Documents; and

(e)
a participation by the Lender of its interest (or a part thereof) under this Agreement or a payment by a participant to the Lender as a result of the participation will not constitute a payment under this Agreement to the Lender or an Advance to the Borrower.

Article 14
EXCHANGE AND CONFIDENTIALITY OF INFORMATION

14.01	Confidentiality and Disclosure of Information

(a)
Notwithstanding Section 14.01(b) below, the Lender may provide any assignee or participant, or potential assignee or participant, under Article 13 (Successors and Assigns and Additional Lenders) with any financial, operational, and other information and data provided and to be provided to it by the Obligors or any one of them under this Agreement (the “Information”) concerning the condition of the Obligors, provided that such assignee or participant or potential assignee or participant enters into a confidentiality agreement with the Borrower pursuant to which it agrees to prevent the disclosure of such information on such terms as are acceptable to the Borrower, acting reasonably;

(b)	Subject to paragraph (i) below, the Lender acknowledges the confidential nature of the Information and shall prevent its disclosure provided, however, that it:

(i)
may disclose all or any part of the Information if that disclosure is required by Law or process of a Governmental Authority in connection with any actual or threatened judicial, administrative, or governmental proceeding;

(ii)
will incur no liability relating to any disclosure of Information to any, or under the requirements of any, judicial authority, law enforcement agency, or taxation authority where such disclosure is required by Law or process of a Governmental Authority; and

(iii)
may disclose Information to any Person in connection with any enforcement action being taken or proposed to be taken by the Lender against an Obligor provided the recipient of the Information enters into a non-disclosure agreement with the Lender.

Article 15
GENERAL PROVISIONS

15.01	Entire Agreement

This Agreement together with the other Credit Documents constitutes the entire agreement between the Parties relating to its subject matter. This Agreement supersedes all previous agreements and discussions between the Parties (including the term sheet dated October 26, 2012 between the Borrower and Renvest Mercantile Bancorp Inc.).  There are no representations, covenants, or other terms other than those set forth in this Agreement and the other Credit Documents.

15.02	Further Assurances

Each party, upon receipt of Notice by another party, shall sign (or cause to be signed) all further documents, do (or cause to be done) all further acts, and provide all reasonable assurances as may reasonably be necessary or desirable to give effect to the terms of this Agreement.

15.03	Amendment

This Agreement may only be amended by a written document signed by each of the Parties.

15.04	Conflict of Terms

If there is any inconsistency between the terms of this Agreement and those in any exhibit to this Agreement, any agreement entered into under this Agreement, or under any of the Credit Documents, the terms giving the Lender greater rights or remedies will govern (to the maximum extent permitted by Applicable Law), it being understood that the purpose of this Agreement and any other Credit Document is to add to, and not detract from, the rights granted to the Lender under the Credit Documents.

15.05	No Partnership

Nothing contained in this Agreement will create a partnership, joint venture, principal-and-agent relationship, or any similar relationship between the Parties.

15.06	Notice

To be effective, a notice provided pursuant to this Agreement (a "Notice") must be in writing and delivered (a) personally, either to the individual designated below for that party or to an individual having apparent authority to accept deliveries on behalf of that individual at its address set out below, (b) by fax, or (c) by registered mail, or (d) by electronic mail, to the address or electronic mail address set out opposite the party’s name below or to any other address or electronic mail address for a party as that party from time to time designates to the other parties in the same manner:

in the case of the Borrower, to:

Rua Levindo Lopes, 323
CEP 30140 Belo Horizonte
Minas Gerais, Brazil

Attention:        Chief Financial Officer
Facsimile:       603-224-6143
Email: jroller@jaguarmining.com

and:

Attention: Legal Department
Facsimile: 031-3232-7371
E-mail: rodrigo.Andrade@jaguarmining.com.br and luciana.borges@jaguarmining.com.br with a copy to:

122 North Main Street, 2nd Floor,
Concord, New Hampshire  03301

in the case of the Lender, to:

Global Resource Fund c/o Renvest Mercantile Bancorp Inc.
80 Richmond Street West, Suite 1700
Toronto, Ontario M5H 2A4
Attention:        David Lewis
Fax No.:          416-866-8793
Email:             dlewis@renvestcapital.com

with a copy to dcohen@renvestcapital.com

Any Notice is effective (i) if personally delivered as described above, on the day of delivery if that day is a Business Day and it was delivered before 5:00 p.m. local time in the place of receipt and otherwise on the next Business Day, (ii) if sent by fax, on the day of transmission, if that day is a Business Day and the fax transmission was made before 5:00 p.m. local time in the place of receipt and otherwise on the next Business Day, (iii) if sent by registered mail, on the fourth Business Day following the day on which it is mailed, except that if at any time between the date of mailing and the fourth Business Day thereafter there is a disruption of postal service then Notice must be given by means other than mail, or (iv) if sent by electronic mail, on the day the sender receives confirmation of receipt by return electronic mail from the recipient if that day is a Business Day and if the sender received confirmation before 5:00 p.m. local time in the place of receipt, and otherwise on the next Business Day.

15.07	Remedies Cumulative

The rights, remedies, and powers provided in this Agreement or under any other Credit Document to a party are cumulative and in addition to, and are not exclusive of or in substitution for, any rights, remedies, and powers otherwise available to that party.

15.08	Non-Merger

The rights, obligations, and representations and warranties under this Agreement and each other Credit Document will not merge on the Closing Date.

15.09	Survival

Sections 15.07, 15.12, 15.13, 15.14, and all of Article 11 survive the termination of this Agreement.

15.10	Severability

The invalidity or unenforceability of any particular term of this Agreement will not affect or limit the validity or enforceability of the remaining terms.

15.11	Waiver

No waiver of satisfaction of a condition or non-performance of an obligation under any Credit Document is effective unless it is in writing and signed by the party granting the waiver. No waiver under this section affects the exercise of any other rights or remedies under this Agreement. Any failure or delay in exercising any right or remedy will not constitute, or be deemed to constitute, a waiver of that right or remedy. No single or partial exercise of any right or remedy will preclude any other or further exercise of any right or remedy.

15.12	Governing Law

The laws of Ontario and the laws of Canada applicable in Ontario, excluding any rule or principle of conflicts of law that may provide otherwise, govern this Agreement.

15.13	Submission to Jurisdiction

The Borrower irrevocably attorns to the jurisdiction of the courts of Ontario, which will have non-exclusive jurisdiction over any matter arising out of this Agreement.

The Parties irrevocably consent to the service of any and all process in any action or proceeding by the delivery of such process to any Obligor at the Borrower’s address under Section 15.06.

15.14	Judgment Currency

(a)
If, for the purpose of obtaining or enforcing judgment against any party in any court in any jurisdiction, it becomes necessary to convert into a particular currency (the “Judgment Currency”) an amount due in another currency (the “Indebtedness Currency”) under any Credit Document, the conversion will be made at the Rate of Exchange prevailing on the Business Day immediately preceding

(i)
the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to the conversion being made on that date, or

(ii)	the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (that date being the “Judgment Conversion Date”).

(b)
If, as a result of a change in the Rate of Exchange between the Judgment Conversion Date and the date of actual payment, the conversion of the Judgment Currency into Indebtedness Currency dollars results in the Lender receiving less than the full amount of Indebtedness Currency dollars payable to Lender, the Borrower agrees to pay the Lender any additional amount (and in any event not a lesser amount) as may be necessary to ensure that the amount received is not less than the full amount of Indebtedness Currency dollars payable by the Borrower on the date of payment. Any additional amount due under this section will be due as a separate debt, gives rise to a separate cause of action, and will not be affected by judgment obtained for any other sums due under this Agreement.

15.15	Waiver of Jury Trial

The Parties

(a)
waive any rights that they may have to a trial by jury or relating to any litigation based on or arising out of, under, or in connection with this Agreement, any other Credit Document, or any course of conduct, course of dealing, statements (whether oral or written), or actions of the Lender or of the Obligors; and

(b)	acknowledge and agree that this provision is a material inducement for the Lender entering into this Agreement and each other Credit Document.

15.16	Counterparts

This Agreement may be signed in any number of counterparts, each of which is an original, and all of which taken together constitute one single document. Counterparts may be transmitted by fax or in electronically scanned form. Parties transmitting by fax or electronically shall also deliver the original counterpart to each other party, but failure to do so does not invalidate this Agreement.

15.17	Effective Date

This Agreement is effective as of the date shown at the top of the first page, even if any signatures are made after that date.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

JAGUAR MINING INC.
By:	(signed) David Petroff
Name: David Petroff
Title: CEO
By:	(signed) James M. Roller
Name: James M. Roller
Title: CFO
I/We have authority to bind the Corporation

GLOBAL RESOURCE FUND
By:	(signed) Adriano D.C. Trindade
Name: Adriano D.C. Trindade
Title: Attorney-in-Fact
I have authority to bind the Corporation

MINERAÇÃO SERRAS DO OESTE LTDA.
By:	(signed) James M. Roller
Name: James M. Roller
Title: Diretor
I have authority to bind the Corporation

MINERAÇÃO TURMALINA LTDA.
By:	(signed) James M. Roller
Name: James M. Roller
Title: Diretor
I have authority to bind the Corporation

MCT MINERAÇÃO LTDA.
By:	(signed) James M. Roller
Name: James M. Roller
Title: Diretor
I have authority to bind the Corporation

Exhibit 1
Repayment Notice

TO:	Global Resource Fund (“Lender”)
FROM:	Jaguar Mining Inc. (“Borrower”)
DATE:	•

1.
This Repayment Notice is delivered to you pursuant to the credit agreement made as of December 17, 2012, between the Borrower, the Guarantors and the Lender, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).  All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement, unless the context requires otherwise.

2.	The Borrower hereby gives you notice of a repayment as follows:

(a)	Date of Repayment:

(b)	Amount of Repayment:

JAGUAR MINING INC.
By:
Name:
Title:
By:
Name:
Title:
I/We have authority to bind the Corporation

.

Exhibit 3
Notice of Request for Advance

TO:	Global Resource Fund (“Lender”)
FROM:	Jaguar Mining Inc. (“Borrower”)
DATE:	•

This Notice of Request for Advance is delivered to you pursuant to the credit agreement made as of December 17, 2012, between the Borrower, the Guarantors, and the Lender as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).  All defined terms set forth, but not otherwise defined, in this notice shall have the respective meanings set forth in the Credit Agreement, unless the context requires otherwise.

The Borrower hereby requests an Advance in the amount of US $• on •.

All of the conditions precedent to the Advance hereby requested have been satisfied.

JAGUAR MINING INC.
By:
Name:
Title:
By:
Name:
Title:
I/We have authority to bind the Corporation

Exhibit 4
Security Not Required for the Initial Advance

Security	Office of Registration
Gold Production Agreement
MSOL	Real Estate Register Itabirito, Santa Bárbara, Caeté, Barão de Cocais, Sabará and Rio Acima, Minas Gerais
MTL	Real Estate Register Pitangui, Minas Gerais
Accounts Receivable Pledge
MSOL	Registry of Deeds and Documents of Belo Horizonte, Minas Gerais
MTL	Registry of Deeds and Documents of Conceição do Pará, Minas Gerais
MCT	Registry of Deeds and Documents of Centro Novo do Maranhão, Maranhão
Conditional Agreement for Assignment of Contracts
MSOL	Registry of Deeds and Documents of Belo Horizonte, Minas Gerais
MTL	Registry of Deeds and Documents of Conceição do Pará, Minas Gerais
MCT	Registry of Deeds and Documents of Centro Novo do Maranhão, Maranhão
Real Estate Mortgage Agreement
MSOL	Real Estate Register Itabirito, Barão de Cocais and Caete, Minas Gerais
MTL	Real Estate Register Pitangui, Minas Gerais